NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 2, 2014

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Augusta Resource Corporation (the “Corporation” or “Augusta”) will be held in the Oceanview Suite 6, R Level, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, on Friday, May 2, 2014, at 10:30 a.m. (Vancouver time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2013, together with the auditors’ report thereon;

2.	to appoint Ernst & Young LLP, Chartered Accountants, as the auditors of the Corporation until the next annual meeting of Shareholders, and to authorize the directors to fix their remuneration;

3.	to fix the number of directors at eight and to elect the directors of the Corporation for the ensuing year;

4.	to approve the continuance of the Corporation’s shareholder rights plan, as more particularly described in the accompanying Management Information Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Accompanying this Notice of Meeting is a management information circular (the “Management Information Circular”), which provides additional information relating to the business to be conducted at the Meeting, a form of proxy (the “Proxy”) or voting instruction form (the “VIF”), and a form whereby Shareholders may request that the Corporation’s annual and/or interim financial statements and corresponding management’s discussion and analysis be mailed to them.

The board of directors of the Corporation has fixed a record date as of the close of business on April 7, 2014 for purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Proxies are being solicited by management of the Corporation. Registered Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Corporation’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof.

If you are a non-registered Shareholder and receive a VIF from the Transfer Agent, please complete and return the VIF in accordance with the instructions provided by the Transfer Agent. If you do not complete and return the VIF in accordance with such instructions, you may lose your right to vote at the Meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated this 7th day of April, 2014
BY ORDER OF THE BOARD OF DIRECTORS
“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO

The enclosed materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Corporation or its agents have sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your Common Shares on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding your Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your properly delivered voting instructions. Please return the enclosed Proxy or VIF in accordance with the instructions set forth therein.

ii

MANAGEMENT INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 7, 2014 (unless otherwise stated) FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
MAY 2, 2014

PERSONS MAKING THE SOLICITATION

This Management Information Circular (the “Circular”) is being furnished in connection with the solicitation of proxies being made by or on behalf of the management of Augusta Resource Corporation (the “Corporation” or “Augusta”) for use at the annual general and special meeting (the “Meeting”) of holders (the “Shareholders”) of the common shares of the Corporation (the “Common Shares”) to be held on Friday, May 2, 2014 at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”). While it is expected that the solicitation of proxies will be made primarily by mail, proxies may also be solicited personally, by telephone or other means of communication by the directors, officers, employees and agents of the Corporation. All costs of this solicitation will be borne by the Corporation.

The Corporation is sending paper copies of the Notice of Meeting, this Circular and the form of proxy or voting instruction form (collectively, the “Meeting Materials”) to registered and non-registered Shareholders and is not relying on the “notice-and-access” provisions of Canadian securities laws. The Corporation intends to reimburse any intermediaries for permitted fees and costs incurred by them in connection with the mailing of the Meeting Materials to beneficial Shareholders.

Unless otherwise indicated, all dollar amounts in this Circular are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon exchange rate reported by the Bank of Canada on December 31, 2013, was Cdn$1.00 = U.S.$1.0636.

APPOINTMENT OF PROXIES

The individuals named as proxyholders in the accompanying form of proxy are directors or officers of the Corporation or both. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER OR ON THE SHAREHOLDER’S BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, HAS THE RIGHT TO DO SO, BY INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER VALID FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. (the “Transfer Agent”), at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “beneficial Shareholders”) should note that only registered Shareholders (or duly appointed proxyholders) may complete a proxy or vote at the Meeting in person. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the beneficial Shareholders. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for their clients.

The Meeting Materials are being sent to both registered Shareholders and beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Corporation is taking advantage of the provisions of NI 54-101 to send the Meeting Materials directly to the Corporation’s NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive a voting instruction form (a “VIF”) as part of the Meeting Materials. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided. NOBOs should carefully follow the instructions provided, including those regarding when and where to return the completed VIFs to the Transfer Agent.

Should a NOBO wish to attend the Meeting in person and vote its Common Shares, the NOBO must insert its name (or the name of such other person as the NOBO wishes to attend the Meeting and vote on the NOBO’s behalf) in the blank space provided for that purpose on the VIF and return the completed VIF to the Transfer Agent. Alternatively, the NOBO can submit to the Corporation or the Transfer Agent a written request that the NOBO or its nominee be appointed as proxyholder. In such circumstances, with respect to proxies held by management of the Corporation in respect of Common Shares owned by the NOBO so requesting, the Corporation must arrange, without expense to the NOBO, to appoint the NOBO or its nominee as a proxyholder in respect of those Common Shares. Under NI 54-101, if the Corporation appoints a NOBO or its nominee as a proxyholder as aforesaid, the NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that may come before the Meeting and any adjournment or postponement thereof, unless applicable corporate laws do not permit the giving of that authority. Pursuant to NI 54-101, if the Corporation appoints a NOBO or its nominee as proxyholder as aforesaid, the Corporation must deposit the proxy within the timeframe specified above for the deposit of proxies if the Corporation obtains the instructions at least one (1) business day before the termination of that time. If a NOBO or its nominee is approved as a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

NOBOs that wish to change their vote must contact the Transfer Agent to arrange to change their vote in sufficient time in advance of the Meeting.

In accordance with the requirements of NI 54-101, we have distributed copies of the Meeting Materials to the clearing agencies and intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless the OBO has waived the right to receive them. Very often, intermediaries will use service companies such as Broadridge Investor Communications Solutions, Canada and its counterpart in the United States to forward the Meeting Materials to OBOs. With those Meeting Materials, intermediaries or their service companies should provide OBOs of Common Shares with a request for a VIF which, when properly completed and signed by such OBO and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. The purpose of this procedure is to permit OBOs to direct the voting of the Common Shares that they beneficially own. The Corporation will pay for intermediaries to deliver the Meeting Materials and request for a VIF to OBOs. OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Should an OBO wish to attend the Meeting in person and vote its Common Shares, the OBO must insert its name (or the name of such other person as the OBO wishes to attend the Meeting and vote on the OBO’s behalf) in the blank space provided for that purpose on the request for a VIF and return the completed request for a VIF to the intermediary or its service provider. Alternatively, the OBO can submit to the applicable intermediary a written request that the OBO or its nominee be appointed as proxyholder. In such circumstances, an intermediary who is the registered holder of, or holds a proxy in respect of, the Common Shares owned by an OBO is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or its nominee as a proxyholder in respect of those Common Shares. Under NI 54-101, if an intermediary appoints an OBO or its nominee as a proxyholder as aforesaid, the OBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of the intermediary, in respect of all matters that may come before the Meeting and any adjournment or postponement thereof, unless applicable corporate laws do not permit the giving of that authority. Pursuant to NI 54-101, an intermediary who appoints an OBO or its nominee as proxyholder as aforesaid is required to deposit the proxy within the timeframe specified above for the deposit of proxies if the intermediary obtains the instructions at least one (1) business day before the termination of that time. If the OBO or its nominee is appointed a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

Only registered Shareholders have the right to revoke a proxy. NOBOs and OBOs of Common Shares who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out below.

All references to Shareholders in this Circular and the other Meeting Materials are to registered Shareholders unless specifically stated otherwise.

REVOCATION OF PROXIES

A registered Shareholder who has delivered a proxy for use at the Meeting may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either (i) to the registered office of the Corporation, at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, (ii) to the Transfer Agent at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (attention Proxy Department), at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (iii) to the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of the individuals designated as management proxyholders in the enclosed form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the management proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

If, however, direction is not given in respect of any matter, the proxy will be voted as recommended by management of the Corporation.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the individuals appointed as management proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and in respect of other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the individuals designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Corporation (the “Board of Directors” or the “Board”) has fixed a record date as of the close of business on April 7, 2014 (the “Record Date”) for the purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

As at the Record Date, there were a total of 145,408,745 Common Shares outstanding (including 347,501 restricted Common Shares). Except as may otherwise be set forth herein, each Common Share entitles the Shareholder thereof to one vote for each Common Share shown as registered in the Shareholders’ name as of the Record Date. Only registered Shareholders at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, controls or directs, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Corporation as of the Record Date, other than the following:

	Number of Common Shares	Percentage of
Shareholder	Beneficially Owned	Outstanding Common Shares
HudBay Minerals Inc.	23,058,585	15.86%
1832 Asset Management L.P.	15,522,500	10.68%

ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2013, together with the report of the Corporation’s auditors thereon, which were filed on SEDAR at www.sedar.com on March 31, 2014, will be presented to the Shareholders at the Meeting. Shareholders wishing to obtain a copy of the Corporation’s audited consolidated financial statements and the accompanying management’s discussion and analysis may obtain a copy, free of charge, under the Corporation’s profile on SEDAR, on the Corporation’s website at www.augustaresource.com or from the Corporation by contacting the Corporation at the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 555 – 999 Canada Place	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3E1

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except with respect to the election of directors.

ELECTION OF DIRECTORS

There are currently eight directors of the Corporation. The present term of office of each of these eight directors will expire at the Meeting. The management proxy holders intend to present a resolution at the Meeting to fix the number of directors of the Corporation at eight (8) and propose that the eight individuals named below be nominated for election as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors. Each director will hold office until the next annual meeting of Shareholders or until his successor is appointed or elected, unless his office is earlier vacated in accordance with the By-Laws of the Corporation or with the provisions of the Canada Business Corporations Act (the “CBCA”).

At the Meeting, the individuals nominated for election as directors of the Corporation will be voted on individually and the voting results for each nominee will be publicly disclosed in a news release. Unless such authority is withheld by a Shareholder, the management proxyholder named in the accompanying form of proxy or voting instruction form intend to vote “FOR” the election of the individuals whose names are set out below.

Pursuant to the Advance Notice Policy of the Corporation approved by Shareholders at the annual meeting held on June 20, 2013, any additional director nominations to be considered at the Meeting must have been received by the Corporation in compliance with the Advance Notice Policy no later than April 2, 2014. As no such nominations were received by the Corporation prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director of the Corporation, the country in which he is ordinarily resident, all offices of the Corporation currently held by him, his principal occupation, the business or employments of each proposed director within the preceding five years, the date he was first appointed as a director of the Corporation and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the Record Date.

Name, Province/State and Country of Residence and Position with the Corporation(1)	Principal Occupation, Business or Employment During the Past Five Years (1)	Date First Appointed as Director of the Corporation	Number of Common Shares beneficially owned, controlled or directed, directly or indirectly(2)
Timothy C. Baker(4) (5) Ontario, Canada Director	Corporate Director since December 2010. Executive VP and Chief Operating Officer of Kinross Gold Corporation to October 2010.	Sept. 11, 2008	133,774
Lenard F. Boggio(3) British Columbia, Canada Director	Partner of PricewaterhouseCoopers LLP from 1988 and senior member of the firm’s mining industry group in Vancouver until his retirement from the firm in May 2012.	June 26, 2013	Nil
Gilmour Clausen Colorado, USA President, CEO and Director	President, CEO and Director of the Corporation.	Mar. 28, 2005	1,705,160(6)
W. Durand (Randy) Eppler(3) (4) (5) Colorado, USA Director	Founding partner of New World Advisors, LLC (since August 2004) and Sierra Partners, LLC.	Jun. 15, 2005	281,667(7)
Christopher M.H. Jennings(3) Cayman Islands, BWI Lead Director	Corporate Director since 2007.	Apr. 15, 2002	534,667
Robert P. Pirooz(5) British Columbia, Canada Director	General Counsel and Director for Pan American Silver Corp.	Nov. 9, 2012	20,000
Robert P. Wares(4) Quebec, Canada Director	Various capacities for Osisko Exploration Ltd. including Executive VP Resource Executive VP and Chief Operating Officer, and Chief Geologist during the past five years.	Apr. 26, 1999	255,000
Richard W. Warke British Columbia, Canada Executive Chairman and Director	Chairman and CEO of Wildcat Silver Corporation; Chairman and CEO of Riva Gold Corporation to May 2013; Executive Chairman of Ventana Gold Corp. to March 2011.	Feb. 1, 1996	10,775,805(8)

(1)

The information as to country of residence and principal occupation of the directors has been furnished by the respective directors, individually. The directors listed may be directors of other reporting issuers. Details with respect to other directorships are provided under the heading entitled “Statement of Corporate Governance Practices”.

(2)	The information as to Common Shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.
(3)	Denotes a member of the Corporation’s Audit Committee.
(4)	Denotes a member of the Corporation’s Compensation Committee.
(5)	Denotes a member of the Corporation’s Nominating and Corporate Governance Committee.
(6)	130,000 Common Shares are restricted Common Shares issued pursuant to the Corporation’s RSU/RS Plan.
(7)	20,000 Common Shares are restricted Common Shares issued pursuant to the Corporation’s RSU/RS Plan.
(8)

Mr. Warke indirectly holds 27,800 Common Shares through Augusta Capital Corporation and 4,715,255 Common Shares through Augusta Investments Inc., each of which is a company that Mr. Warke has control or direction over. On October 23, 2013, Mr. Warke transferred 5,326,251 Common Shares to Carlotte Warke in accordance with the terms of a matrimonial agreement. Mr. Warke, however, has maintained voting control over the Common Shares transferred to Ms. Warke pursuant to the terms of such matrimonial agreement. All of the aforementioned Common Shares are included in the figure set out above. In addition to the foregoing, Mr. Warke has direction and control over $5,000,000 aggregate principal amount of unsecured convertible notes held by Augusta Investments Inc., which may be converted to acquire an additional 1,880,048 Common Shares as of the date of this Circular.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as provided below, no proposed director of the Corporation is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation), that (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer:

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. Robert P. Wares, a director of the Corporation, was at the time the MCTO was issued a director of Wildcat.

Except as provided below, no proposed director of the Corporation, is or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

Robert P. Pirooz, a director of the Corporation, was formerly a director of Pacific Ballet British Columbia Society (the “Ballet”). On December 23, 2008, within a year following Mr. Pirooz’s resignation from the board of directors of the Ballet, the Ballet filed a Notice of Intention to Make a Proposal under subsection 50.4(1) of the Bankruptcy and Insolvency Act. Subsequently, on January 9, 2009, the proposal was unanimously accepted by the creditors of the Ballet.

Gilmour Clausen, the President, Chief Executive Officer and a director of the Corporation was formerly a director of Jaguar Mining Inc. (“Jaguar”). On December 23, 2013, approximately 9 months after Mr. Clausen notified the board of directors of Jaguar that he would not stand for re-election at its annual shareholders’ meeting in June 2013, Jaguar commenced proceedings under the Companies’ Creditors Arrangement Act in respect of a restructuring of its debt. As at the date of this Circular, the proceedings are continuing.

No proposed director of the Corporation is or has within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Management proposes to appoint Ernst & Young LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration. Unless such authority is withheld by a Shareholder, the Management proxyholders named in the accompanying form of proxy or voting instruction form intend to vote “FOR” the appointment of Ernst & Young LLP as auditors of the Corporation and to authorize the directors to fix their remuneration. Ernst & Young LLP were first appointed auditors of the Corporation on January 5, 2006.

CONFIRMATION OF THE CONTINUANCE OF THE SHAREHOLDER RIGHTS PLAN

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve a resolution (the “SRP Resolution”) confirming the continuance of the shareholder rights plan agreement dated as of April 18, 2013 (the “Shareholder Rights Plan”) entered into between Augusta and Computershare Investor Services Inc., in its capacity as rights agent thereunder (the “SRP Rights Agent”).

The SRP Resolution is being placed before the Shareholders in the face of the unsolicited offer (the “HudBay Offer”) made by HudBay Minerals Inc. (“HudBay”) to purchase outstanding Common Shares, other than any Common Shares held by HudBay and its affiliates, for consideration of 0.315 of a common share of HudBay (a “HudBay Share”) for each Common Share of Augusta. The HudBay Offer does not contain any minimum tender condition as HudBay utilized the unprecedented and highly coercive tactic of waiving its Minimum Tender Condition (as defined below) during the initial bid period of the HudBay Offer. As long as the Shareholder Rights Plan remains in effect, HudBay cannot take up any Common Shares that might be deposited under the HudBay Offer or otherwise purchase Common Shares in the market without triggering the Shareholder Rights Plan.

The SRP Resolution must be approved by a majority of the votes cast by Shareholders, other than HudBay and its affiliates, associates and persons acting jointly or in concert with HudBay, present in person or represented by proxy at the Meeting.

If the SRP Resolution is passed at the Meeting, Augusta will, for as long as the Shareholder Rights Plan continues in full force and effect, provide Shareholders with the opportunity at each annual meeting of Shareholders to determine whether the Shareholder Rights Plan should continue until the next annual meeting of Shareholders or be terminated. If the SRP Resolution is not passed at the Meeting, the Board of Directors will take all steps necessary to terminate the Shareholder Rights Plan and all rights issued thereunder (the “SRP Rights”), and Augusta will issue a press release announcing such termination not later than 9:00 a.m. (Toronto time) on May 5, 2014. Accordingly, if the SRP Resolution is not passed at the Meeting, HudBay will be able to take up any Common Shares tendered to the HudBay Offer (whether prior or after the date of the Meeting) following the expiry of the HudBay Offer on May 5, 2014.

Directors’ Unanimous Recommendation

The Board of Directors has determined that the continuance of the Shareholder Rights Plan is in the best interests of Augusta and its Shareholders and UNANIMOUSLY recommends that Shareholders vote FOR the SRP Resolution.

Reasons for Directors’ Unanimous Recommendation

In making its UNANIMOUS recommendation, the Board of Directors carefully considered a number of factors and identified the following as being the most relevant to its recommendation to Shareholders to vote FOR the SRP Resolution.

1.	The HudBay Offer remains grossly inadequate and highly opportunistic

The Board of Directors continues to UNANIMOUSLY recommend that Shareholders REJECT the HudBay Offer and NOT TENDER their Common Shares thereto for the reasons set forth in its recommendation to Shareholders in its Directors’ Circular (as defined below). These reasons are summarized below under “Background to Shareholder Rights Plan and HudBay Offer”.

The HudBay Offer continues to be almost universally condemned by Shareholders and the analysts who cover Augusta as a low-ball bid that does not come close to recognizing the value of Augusta’s world-class Rosemont project. The Common Shares have consistently traded at a significant premium to the implied value of the HudBay Offer since it was announced, with the premium being 28% based on closing prices on the Toronto Stock Exchange (the “TSX”) on April 4, 2014.

The reality remains that after nearly six years of effort, Augusta is on the cusp of finalizing the permitting process for the construction of its Rosemont project with the understanding that when the last permit and approval are obtained, there are obvious and significant positive value implications for the Shareholders.

The Board of Directors, with the assistance of its financial advisors and Augusta’s management team, has been conducting a process of exploring and considering alternative strategic transactions. This process has generated strong interest and remains very active. Ten interested parties, including a number of significant industry players, have signed confidentiality agreements and have been conducting an extensive review of the materials in Augusta’s electronic data room. The process of site visits to Augusta’s Rosemont project has commenced and will continue over the next two weeks.

2.	HudBay’s waiver of the Minimum Tender Condition is highly predatory and coercive

HudBay’s unprecedented tactic of dropping the Minimum Tender Condition part way through the initial bid period of the HudBay Offer makes the HudBay Offer highly predatory and coercive, in addition to being grossly inadequate and highly opportunistic. Given that HudBay already holds Common Shares representing approximately 16% of the outstanding Common Shares, it is attempting to secure a minority blocking position by taking up under the HudBay Offer or otherwise purchasing in the market what would only amount to a relatively small percentage of additional Common Shares, without having to offer a price that is sufficient to induce Shareholders holding a majority of the Common Shares not already held by HudBay and related persons to tender to the HudBay Offer. This is highly coercive as Shareholders who would not otherwise choose to tender their Common Shares to the HudBay Offer due to the grossly inadequate price and opportunistic nature of the HudBay Offer, face the prospect that HudBay could gain a minority blocking position which would eliminate the prospect of any alternative value-enhancing transaction emerging. HudBay is also attempting to coerce Shareholders into accepting the grossly inadequate and highly opportunistic HudBay Offer by creating the spectre of holding discounted and illiquid shares if Shareholders do not tender to the HudBay Offer.

The continuance of the Shareholder Rights Plan will prevent HudBay from continuing with its highly predatory tactic of coercing Shareholders, as the Shareholder Rights Plan prevents HudBay from taking up any Common Shares that might be deposited under the HudBay Offer or otherwise purchasing Common Shares in the market without triggering the Shareholder Rights Plan.

The bottom line is that the Board of Directors sees this very clearly as an amazing opportunity to generate very substantial value for the Shareholders over a relative short period if HudBay is not allowed through legal manoeuvering to negate the Shareholder Rights Plan, bite away at the apple in small increments to creep its way up the ownership ladder and then make it impossible for the Board of Directors to pursue a value maximizing transaction for the benefit of the remaining Shareholders.

3.	Non-coercive take-over bids are not precluded by the Shareholder Rights Plan

The continuance of the Shareholder Rights Plan will not preclude non-coercive take-over bids from being made by bidders and accepted by the Shareholders. Any bidder, including HudBay, can make a Permitted Bid (as defined in the summary of the Shareholder Rights Plan set forth in Schedule “B” to this Circular) without triggering the Shareholder Rights Plan. A Permitted Bid under the Shareholder Rights Plan would allow the Shareholders to decide whether the bid is acceptable to them in a fair and non-coercive manner, as the bid must contain an irrevocable minimum tender condition that more than 50% of the Common Shares held by Shareholders, excluding the bidder and its affiliates, associates and joint actors, be tendered to the bid and not withdrawn, and if such condition is satisfied, the bidder must make a public announcement of that fact and keep the bid open for not less than 10 business days from the date of such announcement. The purpose of the Shareholder Rights Plan will continue to be to encourage the fair treatment of Shareholders in connection with any unsolicited take-over bid for the Common Shares, such as the HudBay Offer, by encouraging bidders to proceed either by way of a non-coercive Permitted Bid or to obtain the support of the Board of Directors by offering a full and fair price for the Common Shares.

4.	Shareholders who desire to accept the HudBay Offer are not prejudiced

The continuance of the Shareholder Rights Plan will not prejudice Shareholders looking for liquidity, as they can easily sell their Common Shares in the market at a substantially higher price than that offered pursuant to the HudBay Offer. The Common Shares have consistently traded at a significant premium to the implied value of the HudBay Offer since it was announced, with the premium based on closing prices on the TSX on April 4, 2014 being 28%. In addition, there has been substantial liquidity in the Common Shares since the announcement of the HudBay Offer, with an average daily volume of 819,500 Common Shares trading on the TSX and an average daily volume of 415,987 Common Shares trading on the NYSE MKT during such period.

Background to Shareholder Rights Plan and HudBay Offer

On April 18, 2013, the Board of Directors adopted the Shareholder Rights Plan specifically in response to the threat posed by HudBay continuing its aggressive accumulation of Common Shares. In the four-week period prior to the adoption of the Shareholder Rights Plan, HudBay had increased its share position from 11% to over 15% of the outstanding Common Shares (calculated on a non-diluted basis). The Board of Directors recognized that the larger the share position HudBay was able to accumulate, the harder HudBay could make it for the Board to pursue a transaction with anyone but HudBay to achieve full and fair value for the benefit of all other Shareholders. The Shareholder Rights Plan was ratified and approved by over 82% of the votes cast by Shareholders, other than HudBay, at a special meeting held for such purpose on October 17, 2013. HudBay voted all of its Common Shares, which represented approximately 16% of the outstanding Common Shares (calculated on a non-diluted basis) as of such date, against the ratification and approval of the Shareholder Rights Plan. A summary of the principal terms and conditions of the Shareholder Rights Plan is attached as Schedule “B” to this Circular.

On February 9, 2014, HudBay announced its intention to commence the HudBay Offer. The HudBay Offer was formally commenced on February 11, 2014 and was initially open for acceptance until March 19, 2014.

On February 24, 2014, the Board of Directors, after having undertaken a thorough review of the HudBay Offer and considered the advice of its financial and legal advisors, announced its unanimous recommendation that Shareholders reject the HudBay Offer and not tender their Common Shares thereto. The Board of Directors set forth detailed reasons for its recommendation to Shareholders in its directors’ circular dated February 24, 2014 (the “Directors’ Circular”). In addition, the Directors’ Circular provides additional information in respect of the background to the HudBay Offer, including the various discussions that took place between Augusta and HudBay leading up to the HudBay Offer. The Board of Directors strongly encourages all Shareholders to carefully read the Directors’ Circular in its entirety. A copy of the Directors’ Circular is available under Augusta’s profile on SEDAR at www.sedar.com.

The reasons for the Board of Directors’ UNANIMOUS recommendation that Shareholders REJECT the HudBay Offer and NOT TENDER their Common Shares thereto included, among other reasons, the following:

1.	The HudBay Offer fails to recognize the strategic value of Augusta’s world-class Rosemont project.

  Rosemont is a scarce, large scale, construction ready copper asset.

  Rosemont is located in a safe, politically stable and highly desirable jurisdiction.

  Rosemont is a low capital intensity, low cost project.

  Rosemont offers expansion and exploration potential.

2.	The timing of the HudBay Offer is highly opportunistic given that permitting is nearing completion and construction at the Rosemont project is imminent.

  Augusta has received seven of the eight major permits for the Rosemont project and the Board of Directors is confident that the last major permit, the Army Corps of Engineers’ Clean Water Act 404 permit, will be issued by the end of the second quarter of 2014.

  The Board of Directors is confident that the Rosemont project will be fully financed, and that construction will commence, in mid-2014.

  The Board of Directors believes that the HudBay Offer is timed to deprive Shareholders of the full and fair value of Augusta’s Rosemont project.

3.	The value of the HudBay Offer is significantly below implied multiples of precedent base metal transactions.

4.

A combination of HudBay and Augusta would be dilutive to Augusta’s Shareholders. If the HudBay Offer is successful and HudBay acquires 100% of the Common Shares of Augusta, Shareholders (other than HudBay and its affiliates) will only hold approximately 17% of the HudBay Shares on a fully-diluted, in-the-money basis, but will have contributed approximately 26% of the combined company’s net asset value and approximately 38% of the combined company’s copper equivalent reserves and would account for approximately 32% of the combined company’s estimated total copper production by 2018.

5.	The market views the HudBay Offer as inadequate.

  The value of the HudBay Offer as of April 4, 2014 represented a DISCOUNT of approximately 22% to the closing price of the Common Shares on the TSX on that date.

  The value of the HudBay Offer as of April 4, 2014 was at an approximate 39% DISCOUNT to analysts’ average target price for the Common Shares as at such date.

6.	Shareholders of Augusta are not being adequately compensated for the risks and uncertainties inherent in the HudBay Shares.

  The HudBay Shares carry substantial geopolitical risks due to the location of material HudBay assets in Peru.

  HudBay’s development projects and core competencies introduce material additional risk.

7.

HudBay has a track record of underperformance. Since current senior management of HudBay was appointed in June 2010, HudBay’s shares have experienced a return of -23% as of April 4, 2014, while its peer group is up an average of 38% over the same period.

8.

Augusta’s financial advisors, Scotia Capital Inc. and TD Securities Inc., have each delivered a written opinion to the Board of Directors to the effect that, as of the date of their respective opinions and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration offered pursuant to the HudBay Offer is inadequate, from a financial point of view, to Shareholders other than HudBay and its affiliates.

9.	Directors, officers and four other shareholders of Augusta holding over 33% of Augusta’s Common Shares (on a fully-diluted basis) have advised Augusta that they WILL NOT TENDER to the HudBay Offer.

10.	The Board of Directors is aggressively pursuing value-maximizing alternatives to the HudBay Offer.

11.	The HudBay Offer is coercive and is not a Permitted Bid under the Shareholder Rights Plan.

On March 14, 2014, HudBay extended the HudBay Offer until April 2, 2014 and waived the minimum tender condition thereunder, which had required that such number of Common Shares of Augusta that, together with the Common Shares held by HudBay and its affiliates, representing at least 662/3% of the Common Shares (calculated on a fully-diluted basis) be validly deposited and not withdrawn at the expiry time of the HudBay Offer (the “Minimum Tender Condition”).

On March 28, 2014, Augusta announced the calling of the Meeting, which was initially scheduled to be held on May 9, 2014. On March 31, 2014, HudBay announced the “final extension” of the HudBay Offer until May 5, 2014 and that it would not extend the HudBay Offer beyond such date, unless all of the remaining conditions under the HudBay Offer have been satisfied or waived on or prior to such date, including the condition that the Shareholder Rights Plan be waived, invalidated or cease traded. HudBay also announced that it will be applying to the British Columbia Securities Commission to cease trade the Shareholder Rights Plan prior to the expiry of the HudBay Offer on May 5, 2014.

By setting the “final” expiry date for the HudBay Offer just four days prior to the date initially scheduled for the Meeting and announcing that it will be applying to the British Columbia Securities Commission to cease trade the Shareholder Rights Plan prior to the expiry of the HudBay Offer, HudBay was clearly and deliberately attempting to deny the Shareholders of their ability to vote on the continuance of the Shareholder Rights Plan. Accordingly, Augusta moved the date of the Meeting to May 2, 2014 in order to ensure that the Shareholders, other than HudBay and its affiliates, associates and persons acting jointly or in concert with HudBay, have the ability to vote on the SRP Resolution prior to the scheduled expiry of the HudBay Offer.

Potential Rights Plan Hearing

As discussed above, HudBay has announced that it will be applying to the British Columbia Securities Commission to cease trade the Shareholder Rights Plan prior to the expiry of the HudBay Offer on May 5, 2014. As of the date of this Circular, no such application has been made. Augusta will vigorously defend the Shareholder Rights Plan at any hearing that may be called for such purpose.

In the context of shareholder rights plans, it has become common practice in Canada for unsolicited bidders who do not make “permitted bids” to apply to Canadian securities regulators for an order to cease trade the rights plan that has the effect of rendering the rights plan inoperative in respect of the bid. Subject to several exceptions where Canadian securities regulators have permitted rights plans to stay in place where they were approved by shareholders in the face of the unsolicited take-over bid, Canadian securities regulators have historically been prepared to grant such relief after a period of time that varies depending on circumstances of each take-over bid.

In March 2013, the Canadian Securities Administrators proposed National Instrument 62-105 – Security Holder Rights Plans, setting out a new regime for the regulation of shareholder rights plans in Canada. The proposed rule would shift decision making regarding rights plans from securities regulators to shareholders, to allow a rights plan adopted by a target board to stay in place, provided shareholder approval is obtained within 90 days of the commencement of an unsolicited bid in the case of a rights plan adopted in the face of the unsolicited bid.

By voting in favour of the SRP Resolution, Shareholders will be endorsing the following key principles:

(a)

Shareholders reject the notion that HudBay should be allowed to obtain an order from a Canadian securities regulator that would render the Shareholder Rights Plan inoperative and allow HudBay to implement its coercive strategy of taking up Common Shares under the HudBay Offer or otherwise acquiring Common Shares in the market in one or more steps such that HudBay could acquire a sufficient number of Common Shares to obtain a minority blocking position, where the consideration offered under the HudBay Offer is insufficient to induce independent Shareholders holding a majority of the Common Shares (excluding those held by HudBay) to tender their Common Shares to the HudBay Offer;

(b)

Shareholders support Augusta opposing any request that may be made by HudBay to a Canadian securities regulator for an order that would render the Shareholder Rights Plan inoperative in respect of the HudBay Offer, given that allowing the Shareholder Rights Plan to remain in place will protect Shareholders against the adoption of the coercive strategy described above by HudBay without limiting HudBay’s ability to make an offer that would be fair and non-coercive in accordance with the Permitted Bid provisions of the Shareholder Rights Plan;

(c)

Shareholders wish to provide Augusta with additional time to continue its ongoing strategic process in an effort to seek competing offers or value-enhancing strategic alternative transactions to the HudBay Offer; and

(d)	Shareholders wish to provide Augusta with additional time to enhance Shareholder value by completing the permitting process in respect of the Rosemont project.

Intentions of the Board if Shareholders Approve the Continuance the Shareholder Rights Plan

If the Shareholders approve the SRP Resolution, the Board of Directors intends to do the following:

(a)	vigorously oppose any application that may be made by HudBay to have the Shareholder Rights Plan cease traded;

(b)	work diligently to complete the permitting process for the Rosemont project;

(c)	work diligently to arrange the financing for the development of the Rosemont project and all other ancillary matters that will allow the Rosemont project to move expeditiously to construction; and

(d)

continue discussions with any interested parties who wish to explore a change of control transaction on terms that, quite unlike the HudBay Offer, will offer full and fair value to the Shareholders for relinquishing their investment in the unique, world-class Rosemont project. If any such offer is received, it will be promptly brought forward to the Shareholders for their consideration and approval.

The bottom line is that the Board of Directors sees this very clearly as an amazing opportunity to generate very substantial value for the Shareholders over a relative short period if HudBay is not allowed through legal manoeuvering to negate the Shareholder Rights Plan, bite away at the apple in small increments to creep its way up the ownership ladder and then make it impossible for the Board of Directors to pursue a value maximizing transaction for the benefit of the remaining Shareholders. With the support of Shareholders at the Meeting, the Shareholders will be sending a strong signal to the Canadian securities regulators that it would be contrary to the interests of the Shareholders to take steps that would thwart the ability of the Board to take those value maximizing steps.

The SRP Resolution

The Board of Directors has determined that the continuance of the Shareholder Rights Plan is in the best interests of Augusta and its Shareholders and UNANIMOUSLY recommends that Shareholders vote FOR the SRP Resolution.

To be effective, the SRP Resolution must be approved by a majority of votes cast by Shareholders, other than HudBay and its affiliates, associates and persons acting jointly or in concert with HudBay, present in person or represented by proxy at the Meeting. Unless such authority is withheld by a Shareholder, the management proxyholder named in the accompanying form of proxy or voting instruction form intend to vote “FOR” the SRP Resolution. The text of the SRP Resolution is set out below:

“BE IT RESOLVED THAT:

The continuance of the shareholder rights plan agreement dated April 18, 2013 between Augusta Resource Corporation and Computershare Investor Services Inc., in its capacity as rights agent thereunder, on the basis described in the Management Information Circular of Augusta Resource Corporation dated April 7, 2014, as it may be amended or supplemented by any supplemental circular or press release issued by Augusta Resource Corporation from time to time, is hereby approved.”

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following information describes and explains the significant elements of compensation awarded to, earned by, paid to, or payable to the Corporation’s Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and to the three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers at the end of the most recent fiscal year (collectively, the “Named Executive Officers” or “NEOs”), and whose total salary exceeds CAD$150,000. During the fiscal year ended December 31, 2013, the following individuals were the NEOs of the Corporation:

  Gilmour Clausen - President and CEO

  Richard W. Warke - Executive Chairman

  Joseph Longpré - Senior Vice President and CFO

  Rodney O. Pace - Executive Vice President and Chief Operating Officer (the “COO”)

  James A. Sturgess - Senior Vice President Corporate Development and Governmental Affaires

The Compensation Committee, in accordance with its charter, is responsible for reviewing and recommending compensation arrangements for the Corporation’s executive officers to the Board, including salaries, benefits and any short and long term incentive programs. The objective of the Compensation Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals. The Compensation Committee Charter is available on the Corporation’s website at www.augustaresource.com.

During 2013, the Compensation Committee was comprised of three independent directors: Robert P. Wares (Chairman), W. Durand (Randy) Eppler and Timothy C. Baker. Independent directors are directors that are not employees of the Corporation, independent of the Corporation’s management and have no direct or indirect material relationship with the Corporation.

As members of boards of directors of other public companies, each member of the Compensation Committee has direct experience in executive compensation, which experience assists in making decisions on the suitability of the Corporation’s compensation practices and policies.

During 2013, the Compensation Committee held three meetings each of which was attended by all three committee members.

The Compensation Committee reviews and authorizes on an annual basis, the evaluation process and elements of compensation for the Corporation’s executive officers and the Board based upon various factors including the CEO’s input and recommendations. On completion of its review process the Compensation Committee will make recommendations to the Board on executive and Board compensation as required. The Board may exercise discretion on specific awards if deemed appropriate. The Compensation Committee may recommend and the Board may approve from time to time, special or additional compensation awards or adjustments to address unanticipated events or special circumstances.

In reviewing the compensation arrangements of the Corporation’s executive officers the Compensation Committee considers the following objectives:

  Fairness to Shareholders and other investors;

  Remaining market competitive so as to attract and retain capable and experienced personnel;

  Recognizing and rewarding performance consistent with the success of the Corporation’s business; and

  Such other objectives as the Compensation Committee considers advisable.

The compensation for the Corporation’s executive officers is currently comprised of the following elements: (i) a base salary; (ii) a short term incentive program (“STIP”) comprised of a cash bonus; and (iii) a mid-term to long-term incentive program (“LTIP”) comprised of equity awards that are currently available in the form of restricted share units (“RSUs”) or restricted Common Shares issued pursuant to the Corporation’s restricted share and restricted share unit plan (the “RSU/RS Plan”) and stock options (“Options”) granted pursuant to the Corporation’s stock option plan (the “Option Plan”). The Corporation’s compensation structure is intended to be fair, reward performance and be competitive with the compensation arrangements of other companies of similar size and scope in the industry. When required, and if thought necessary, the Compensation Committee has the authority to consult with an independent third party to assess the competitiveness of the Corporation’s compensation program.

In 2011, 3XCD Inc. (“3XCD”), an independent consultant, completed an analysis of the latest trends in executive compensation and review of the Corporation’s internal pay equity in comparison to these trends (the “2011 Survey”). 3XCD completed a comparative financial, comparative pay (by component) and comparative pay-for-performance assessment including a review of total internal pay structure (base salary + STIP + LTIP). The assessment included benchmarking with companies equivalent in size (or slightly larger) but of the same nature and complexity of business to Augusta. Comparative size factors include asset value, revenue, invested capital (debt + equity) and market capital and complexity of business factors including consideration of Augusta’s operations in North America resulting in some higher paying jobs across operational roles. The companies considered during the peer group analysis at that time included the following: Baja Mining Corp., Breakwater Resources Ltd., Capstone Mining Corp., Copper Mountain Mining Corp., Crowflight Minerals Inc., Detour Gold Corp., Farallon Mining Ltd., General Moly Inc., Greystar Resources Ltd., Imperial Metals Corp., Ivernia Inc., Kirkland Lake Gold Inc., Noront Resources Ltd., Northern Dynasty Minerals Ltd, Osisko Mining Corp., Polymet Mining Corp., Romarco Minerals Inc., Taseko Mines Ltd., and Yukon-Nevada Gold Corp. The peer group not only provided benchmarking details comparative compensation details and delivery methods, comparative performance analysis, as well as appropriate and competitive pay delivery methodologies. Companies selected in the peer group analysis may not squarely match Augusta in terms of their operations but they are all in the same industry, of relative size and Augusta competes with them for their executive talent.

In 2013, the Compensation Committee did not feel the need to conduct an executive officer or director compensation survey.

When assessing the compensation of the Corporation’s NEOs for 2013, the Corporation reviewed various factors including the 2011 Survey, financial markets and progress with respect to permitting and operations for the Corporation’s Rosemont project. Upon review of these factors, the Compensation Committee recommended, and the Board approved, a 2% increase in salary and equity grants comprised of a combination of Options and restricted Common Shares or RSUs, subject to performance or time-based vesting or both. The STIP percentages remained the same as previous years.

For the non-management directors, the Compensation Committee recommended, and the Board approved, an equity grant comprised of a combination of Options and restricted Common Shares or RSUs subject to time based vesting. Directors’ fees for the non-management directors were recommended and approved at the same levels as for 2012.

Risk Assessment of the Corporation’s Compensation Policies and Practices

The Compensation Committee considers the implications and risks associated with the Corporation’s compensation policies and practices including the various elements of compensation. This risk assessment also considers risks identified to the Corporation’s Audit Committee. In addition, it is believed that the following compensation practices discourage or mitigate risks in the Corporation’s compensation approach:

  Balanced compensation program designed to include both fixed and variable pay over a period covering short and long-term incentive;

  Consistency in approach for all executive officers;

  Application of both performance and time based measures to mid-term to long-term incentives;

  Incentive awards are reasonable in relation to salary and are capped to ensure there is no unlimited upside; and

  Equity based awards and compensation overall is recommended by the Compensation Committee and approved by the Board.

During 2013, no risks were identified that were related to the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Independent Compensation Consultants

There were no fees billed by or paid to consultants for services related to determining compensation for any of the Corporation’s directors or executive officers for 2012 and 2013.

Elements of Executive Compensation

Base Salary

Base salary for the Corporation’s executive officers is set in line with each executive’s responsibility, performance assessment and career experience. To ensure that the Corporation will continue to attract and retain qualified and experienced executives, base salaries are reviewed annually by the Compensation Committee and adjusted to ensure that they remain at or above the median for comparable companies.

Short Term Incentive Program (STIP)

The STIP is intended to motivate and reward executives for the achievement of short-term goals and contribution to the business during the past year. The Compensation Committee determines STIP payments based on a percentage of the executive’s salary, and a combination of individual and the Corporation’s performance. For each executive officer, targets and objectives are determined at the beginning of the year and may be further reviewed during the year. The results of these efforts are reviewed at the end of the year to judge the executive’s performance and bonus earned. The Compensation Committee also reviews the growth and development of the Corporation over the year and any specific initiatives taken during the period to promote the growth and progress of the Corporation and the enhancement of Shareholder value. In addition, the Compensation Committee considers performance targets, quantitative and qualitative measures in determining an executive’s total remuneration and may retain the services of independent compensation consultants to assist in the assessment. Compensation for the CEO is established in the same manner as for other executive officers and is weighted more against the Corporation’s performance as a whole.

The following elements are incorporated in the design of the STIP:

  a maximum payout opportunity above target performance for over-achieving target performance;

  an above target opportunity for exceeding expectations;

  a target performance payout for hitting target;

  a below target factor for just missing target performance (below expectations);

  a minimum threshold; and

  a payout of 0% of base salary for missing threshold performance.

This type of payout curve allows the Corporation to manage the cost of the STIP and ensure that targets are being met before payout is made and is typical with most executive STIPs in Canada and the United States.

The table below sets forth the percentage of each NEO’s base salary that will be paid as a STIP payment assuming achievement of the target objectives (and not exceeding or falling below expectations). These “target” percentages shall not change from year to year unless a change is authorized by the Board. Elements of the STIP (and achievement of target performance) are based on objectives that are set annually and may include personal, operational and corporate financial objectives as reviewed by the Compensation Committee and the Board on a periodic basis.

Position in Organization	Objectives as a Percentage of Bonus		STIP Payout (1) as Percentage of Base Salary on Meeting Target Performance
	Personal	Operational
Gilmour Clausen President and Chief Executive Officer	10%	90%	65%
Richard W. Warke Executive Chairman	10%	90%	65%
Rodney O. Pace Executive Vice President and Chief Operating Officer	30%	70%	50%
Joseph Longpré Senior Vice President and Chief Financial Officer	30%	70%	40%
James A. Sturgess Senior Vice President, Corporate Development and Government Affairs	30%	70%	35%

(1) At the discretion of the Compensation Committee and subject to Board approval.

Corporate financial performance is most heavily weighted at the senior levels in the organization, and as individuals move down the organization the percentage attributed to personal objectives increases.

Each corporate/operational and personal objective is assigned a weighting which varies by the NEO. Achievement of personal objectives is a subjective ranking by percentage and achievement of operational objectives are ranked using five levels of performance achievement, each corresponding to a performance factor that is applied in calculating the STIP payout. The achievement levels are ranked as follows:

Level of achievement	Performance factor	Percentage applied
Maximum payout	5	150%
Exceeded expectations	4	125%
Met expectations (Target)	3	100%
Below expectations	2	75%
At threshold	1	50%
Failed	0	0%

Each of the operational objectives in the matrix is given a rating (a performance factor) as provided in the table above. Each NEO is given a weighting for each corporate/operational objective. The personal objectives and the corporate/operational objectives are weighted (objectives as a percentage of bonus) according to the table above to arrive at a combined percentage. The combined percentage weighting is then multiplied with the STIP payout percentage and the base salary to arrive at a STIP bonus for each NEO.

Personal objectives for the NEOs for 2013 included, among other things, overall developing human resource support and growth, ensuring employee motivation and safety, ensuring ethical business practices, projecting a positive image externally and respecting and supporting all members of the Corporation.

There were nine corporate/operational objectives for 2013 that encompassed permitting, corporate and project financing, marketing, construction, safety, human resources, accounting and control, business development, and public/community relations. Certain of these objectives were adjusted during the year to conform to the new permitting rules adopted by the U.S. Forest Service. The Corporation is relying on an exemption that permits it to not disclose specific objectives and performance related factors as they are strategic in nature, disclosure of which would prejudice the Corporation’s interests.

On review of the Corporation’s results for 2013 and attainment of cooperate and personal objectives, the Compensation Committee recommended and the Board approved the following metrics resulting in a payout percentage of target for each NEO as listed below:

Position	Target Bonus %(1)	Operational Metrics % (Achieved)	Personal Metrics%(2) (Achieved)	Payout %
Gilmour Clausen President and Chief Executive Officer	65%	81%	100%	83.1%
Richard W. Warke Executive Chairman	65%	80%	100%	82.0%
Rodney O. Pace Executive Vice President and Chief Operating Officer	50%	78%	100%	84.3%
Joseph Longpré Senior Vice President and Chief Financial Officer	40%	81%	100%	86.9%
James A. Sturgess Senior Vice President, Corporate Development and Government Affairs	35%	79%	100%	85.1%

(1)	At the discretion of the Compensation Committee and subject to Board approval.
(2)

Amount reflects total percentage achievement of personal objectives. Messrs. Clausen and Warke’s personal objective account for 10% of their total target bonus. Messrs. Pace, Longpré and Sturgess’ personal objectives account for 30% of their total target bonus.

Also, during 2013, as a result of not meeting certain performance objectives relating to the Final Record of Decision from the U.S. Forest Service in respect of the Rosemont project, vesting provisions on an aggregate of 260,000 restricted Common Shares granted to executive officers, including 180,000 restricted Common Shares and RSUs granted to NEOs, were not met and such restricted Common Shares and RSUs subsequently expired.

All STIP awards are paid in cash (unless otherwise approved by the Board) and subject to statutory deductions. In certain circumstances, the Compensation Committee or the Board may apply discretion to STIP or other forms of compensation.

Mid-Term to Long-Term Incentive Compensation (LTIP)

The Corporation’s LTIP is currently comprised of:

  Incentive Option grants pursuant to the Corporation’s Option Plan, which is dated May 3, 2004, as amended and restated as of June 1, 2007, June 11, 2009 and June 12, 2012.

  RSUs and restricted Common Shares granted pursuant to the RSU/RS Plan, which is dated June 11, 2009, as amended and restated as of June 12, 2012 and as of February 5, 2014.

  Vesting provisions shall apply to equity grants as approved by the Board.

  Such other incentive plans as may be approved by the Board from time to time.

When establishing equity grants, performance shall be considered and vesting provisions may be applied based on performance and/or time as approved by the Board.

In accordance with the Corporation’s compensation plan, the Compensation Committee will require employees, executive officers (including NEOs) and directors to reimburse, in all appropriate cases, any bonus, STIP award or amount, awarded to the employee, executive officer (including the NEO) or director and any non-vested equity-based awards previously granted to the employee, executive officer (including the NEO) or director (collectively, “Incentive Compensation”) if: (a) the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement or the correction of a material error, (b) the employee, executive officer (including the NEO) or director engaged in intentional misconduct that caused or partially caused the need for the restatement or caused or partially caused the material error, and (c) the amount of the Incentive Compensation that would have been awarded to the employee, executive officer (including the NEO) or director, had the financial results been properly reported would have been lower than the amounts actually awarded.

Capitalized terms used and not defined in this section have the meanings ascribed to them in the Option Plan and the RSU/RS Plan, as the case may be.

The grant of RSUs or restricted Common Shares is aimed at achieving mid-term performance and time based targets while Options are aimed at incentivizing longer term goals in line with the Corporation’s strategy for offering a mix of performance drivers and mechanisms. Option, restricted Common Share and RSU awards are believed to motivate achievement of targets while assisting in retention of employment. Restricted Common Shares and RSUs granted to the NEOs during 2013 were granted with performance and time based targets. Restricted Common Shares and RSUs granted to non-management directors during 2013 were granted based solely on time based targets.

Pursuant to the policies of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum number of securities issuable, must be approved by the listed issuer’s security holders every three years after the institution of the arrangement. The Option Plan and the RSU/RS Plan (collectively, the “Plans”) were approved by the Shareholders at the last annual meeting on June 12, 2012. The Plans are “rolling” such that the number of securities granted under the Plans can be up to a maximum of 10% of the issued capital of the Corporation at the time of the grant on a non-diluted basis, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes.

As of the date hereof the following represents the number of securities currently outstanding under the Plans:

  5,949,834 Options to purchase 5,949,834 Common Shares under the Option Plan

  347,501 restricted Common Shares are issued and outstanding under the RSU/RS Plan; and

  211,668 RSUs redeemable for 211,668 Common Shares are issued and outstanding under the RSU/RS Plan,

for an aggregate of 6,509,003 Common Shares underlying Options or RSU or representing restricted Common Shares (representing approximately 4.5% of the issued and outstanding Common Shares as of the date hereof) leaving an aggregate of 8,031,872 Common Shares (representing approximately 5.5% of the issued and outstanding Common Shares as of the date hereof) available for future grants pursuant to the Plans or any other security based compensation arrangements that may be adopted by the Corporation from time to time.

Option Plan

The purpose of the Option Plan is to attract and retain superior directors, officers, employees, consultants and other persons or companies engaged to provide ongoing services to the Corporation and to provide incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation. The Option Plan is administered by the Corporation’s Corporate Secretary. The Board has full and final discretion to interpret the provisions of the Option Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Option Plan. Pursuant to the Option Plan, the Board or a special committee appointed by the Board, subject to approval by regulatory authorities, may from time to time grant Options to the directors, senior officers, employees and consultants of the Corporation or its subsidiaries.

Options are non-assignable and non-transferable otherwise than by testament or by laws governing the devolution of property in the event of death. Each Option granted under the Option Plan entitles the holder (an “Optionee”) to one Common Share. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the “Market Price” of the Common Shares. Market Price is defined under the Option Plan as the last closing price of the Common Shares on the TSX or any other stock exchange on which the Common Shares are listed before the date of grant.

The Option Plan provides for a cashless exercise mechanism, pursuant to which an Optionee may elect to receive, in lieu of paying cash for the exercise price of an Option, a lesser number of Common Shares based upon the difference between the then current Market Price of the Common Shares and the exercise price of the Option, in consideration for the surrender and exchange of Options.

Pursuant to the Option Plan, the expiry date of Options may not exceed the later of (i) a maximum of ten (10) years from the date of the grant, and (ii) if such expiry date falls during a time when a “blackout period” is in effect then the expiry date shall be ten (10) days following the lifting of the blackout period. The Board also has the authority to determine the vesting conditions of the Options, if any, and certain other terms and conditions of Options. The Option Plan does not contemplate that the Corporation will provide financial assistance to any Optionee in connection with the exercise of Options.

Also, under the Option Plan, subject to the policies of the TSX, the number of Common Shares (i) issued to Insiders (as defined in the Option Plan) upon the exercise of Options in any 12 month period, and (ii) reserved for issuance upon the exercise of Options granted to Insiders at any time, or when combined with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares.

If an Optionee ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries for any reason other than death, or otherwise specified in the Option Plan, the Optionee may only exercise vested Options held by that Optionee within 30 days after the date on which the Optionee ceases to be a director, officer, employee or consultant. The 30 day period may be extended by the Board, but in no case can the Optionee exercise such Options after the expiry of the Option Period relating to such Options. An Optionee can only exercise Options to the extent that the Optionee was entitled to exercise such Options at the date on which he or she ceased to be a director, officer, employee or consultant of the Corporation.

Options shall immediately be cancelled: (i) if held by any Optionee who ceased to be a director of the Corporation as a result of ceasing to meet the required qualifications of a director or a because of a special resolution having been passed by the Shareholders to remove such director; (ii) if held by any Optionee who was terminated for cause; or (iii) where an order of the British Columbia Securities Commission, the TSX, or any other applicable regulatory authority orders that an Optionee cease to be a director, officer or employee of the Corporation.

The Board may, subject to TSX or other regulatory approval where required, amend the terms of the Option Plan or any outstanding Option without obtaining Shareholder approval, including in the circumstances set out below, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Optionee, materially decrease the rights or benefits accruing to such Optionee or materially increase the obligations of such Optionee. Those circumstances are as follows:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)

to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(c)	a change to, including the acceleration of, the vesting provisions of any Option or the Option Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which the Corporation is subject;

(e)	a change to the termination provisions of an option which does not result in an extension beyond the original option period;

(f)	in the case of any Option, the substitution of another award for the same or different type;

(g)	in the case of any Option, such amendments or revisions pursuant to the adjustment provisions of the Option Plan;

(h)	amendments to the definition of change of control for the purposes of the Option Plan;

(i)	the addition of a cashless exercise feature, payable in cash or securities of the Corporation; and

(j)	a change to the class of eligible persons that may participate under the Option Plan.

In all other circumstances, the Corporation will be required to obtain the approval of Shareholders before making any other amendments to the Option Plan.

In the event of a change of control, the Option Plan provides that:

(a)

all outstanding Options with an exercise price equal to or less than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall become immediately exercisable and the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee; and

(b)

all holders of outstanding Options with an exercise price greater than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall be entitled to receive and shall accept, immediately prior to or concurrently with the change in control, either of the following in consideration for the surrender of the Options, which consideration shall be determined by the Board in its sole discretion:

	(i)	the fair value thereof, if any, determined in accordance with the Black-Scholes Option Pricing Model; or

(ii)

options of the acquiring person exercisable for the kind and amount of shares or other securities or property of the acquiring person that the Optionee would have been entitled to receive if such Optionee was the holder of the number of Common Shares to which such Optionee was entitled upon exercise of Options.

Under the Option Plan a “change in control” occurs when:

(a)

any person (which includes an individual, partnership, company corporation, unincorporated association, syndicate or organization, trust, trustee, executor, administrator or other legal representative), alone or together with any other persons with whom it is acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, directly or indirectly, securities (or securities convertible into, or exchangeable for, such securities) representing twenty percent (20%) or more of the votes exercisable by holders of the then- outstanding securities generally entitled to vote for the election of directors (the “Voting Shares”) of the Corporation or any persons that previously were not acting jointly or in concert commence acting jointly or in concert and together beneficially own, or have the power to exercise control or direction over, such securities;

(b)

the Corporation is merged, amalgamated, consolidated or reorganized into or with another person and, as a result of such business combination, securities representing more than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation or such person into which the Voting Shares of the Corporation is converted immediately after such transaction are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such transaction;

(c)

the capital of the Corporation is reorganized and, as a result of such reorganization, securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately after such reorganization are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such reorganization;

(d)

the Corporation sells or otherwise transfers all or substantially all of its assets to another person and following such sale or transfer securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the acquiring person immediately after such transactions are held in the aggregate by a person alone or together with any other persons with whom it is acting jointly or in concert, and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation immediately prior to such transaction; or

(e)	Individuals who were elected by the Shareholders to constitute the Board at the beginning of any one year term cease for any reason in such year to constitute more than 50% of the Board.

Pursuant to TSX requirements, Shareholder approval will be required for, among other things, amendments to the Option Plan that involve a reduction in the exercise price of Options or an extension of the expiry date of Options.

Restricted Share Unit and Restricted Share Plan (RSU/RS Plan)

The purpose of the RSU/RS Plan is to promote further alignment of interests between designated participants and the Shareholders, to provide a compensation system for designated participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term and to allow designated participants to participate in the success of the Corporation over the medium term.

On February 5, 2014, the Board approved an amendment to the RSU/RS Plan to provide greater consistency between the Performance Period relating to RSUs and the Restricted Period relating to restricted Common Shares granted from time to time under the RSU/RS Plan. Such amendment did not require the approval of the Shareholders in accordance with the terms of the RSU/RS Plan.

Pursuant to the RSU/RS Plan, the Board may grant RSUs or restricted Common Shares to designated participants who are directors, officers, employees or consultants of the Corporation or an affiliate of the Corporation, in consideration of such persons providing their services to the Corporation or its affiliates.

The market value of RSUs and restricted Common Shares is the closing price of the Common Shares on the TSX on the day immediately preceding the relevant date.

When cash dividends are paid on the Common Shares, additional RSUs of equivalent value are credited to the designated participant’s RSU account. RSUs can be redeemed for either cash or Common Shares, or a combination of both, at the end of each performance period upon achievement by the designated participant of certain target milestones established by the Board at the time of the original RSU grant, which may include vesting based on length of service. Holders of RSUs are not entitled to any rights as Shareholders with respect to the Common Shares underlying any such RSUs.

The restricted Common Shares granted to designated participants under the RSU/RS Plan are subject to the designated participant meeting certain target milestones within the restricted period determined by the Board at the time of the restricted Common Share grant, which may include vesting based on length of service. Until the expiry of the restricted period, a holder of restricted Common Shares is entitled to all rights as a Shareholder in respect of such restricted Common Shares, including voting rights and dividend entitlement, but the restricted Common Shares may not be transferred and may be cancelled or terminated in certain circumstances under the terms of the RSU/RS Plan.

The RSU/RS Plan authorizes the Board to grant RSUs and restricted Common Shares to designated participants on the following terms:

1.

The aggregate number of Common Shares that may be issued upon the redemption of RSUs granted under the RSU/RS Plan and the number of restricted Common Shares subject to a restricted period issued under the RSU/RS Plan shall not at any time, when taken together with any Common Shares issuable under any other security based compensation arrangement of the Corporation either then in effect or proposed, including the Option Plan, exceed 10% of the issued and outstanding Common Shares from time to time on a non-diluted basis.

2.

The maximum number of Common Shares issuable to Insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares and the maximum number of Common Shares issued to Insiders of the Corporation, within any 12 month period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of issued and outstanding Common Shares, both on a non-diluted basis. If any RSU or restricted Common Share is cancelled for any reason the Common Shares reserved for issuance in respect of such RSUs or subject to a restricted period with respect to such restricted Common Shares will become available again for the purposes of the RSU/RS Plan.

3.

RSUs credited to the designated participant’s account and restricted Common Shares granted under the RSU/RS Plan from time to time vest based upon the designated participant’s performance toward the target milestones as specified by the Board at the time of grant. If a designated participant dies, retires or suffers a disability preventing him from carrying out his employment, is terminated without cause during a performance period or is a director who ceases to be a director and is not or is no longer an employee of the Corporation, and the designated participant’s target milestones have not been met, and the designated participant’s performance toward the target milestones can be objectively measured, or cannot be objectively measured but the Board considers that it can nevertheless measure such performance, the RSUs (including dividend equivalent RSUs) credited to the designated participant’s account or restricted Common Shares granted shall vest in accordance with the proportional achievement by the designated participant of the target milestones, as determined by the Board, acting reasonably.

4.

Notwithstanding paragraph 3, RSUs or restricted Common Shares will vest in accordance with the terms and conditions of any applicable employment or consulting agreement between the Corporation or an affiliate of the Corporation and a designated participant.

5.

If a designated participant is terminated for cause or resigns prior to the end of a performance period in respect of any RSUs granted or a restricted period in respect of any restricted Common Shares granted, the designated participant is not entitled to any cash payment or Common Shares on account of RSUs or restricted Common Shares relating to such performance period or restricted period in which such designated participant’s employment terminates, and all outstanding RSUs or restricted Common Shares shall be cancelled.

6.

In the event of a change in control of the Corporation, as defined in the RSU/RS Plan, subject to TSX or any other required regulatory approvals, if a designated participant’s employment is terminated by the Corporation for any reason (other than for cause) within six months following such change in control, then, notwithstanding the achievement or non-achievement of the Target Milestones set forth in a Restricted Share Unit Acknowledgement or Restricted Share Grant Letter, all of the RSUs or restricted Common Shares held by such designated participant shall be deemed to have been vested on the Termination Date (as defined in the RSU/RS Plan).

7.	With respect to the grant of RSUs under the RSU/RS Plan:

(a)

unless the Board specifies a shorter period, the performance period applicable to a grant of RSUs commences on the January 1 coincident with or immediately preceding the grant and ends on December 31 of the third year following the calendar year in which such RSUs were granted, and in no case shall the performance period be longer than the period set out above;

	(b)	RSUs (including dividend equivalent RSUs) credited to the designated participant’s account from time to time are denominated in Common Shares;

(c)

whenever cash dividends are paid on the Common Shares, additional RSUs will be credited to RSU accounts of designated participant’s holding RSUs. The number of such dividend equivalent RSUs will be calculated by dividing the amount of cash dividends that would have been payable if such RSUs had been Common Shares as at the record date for the dividend by the market value on the trading day immediately preceding the date on which the Common Shares began trading on an ex- dividend basis, rounded down to the next whole number of RSUs. No fractional RSUs will be issued; and

(d)

vested RSUs credited to the designated participant’s account shall be redeemed on the last day of the performance period as provided in the RSU/RS Plan (or such earlier date in the case of vested RSUs that are redeemable immediately upon the achievement of target milestones). The RSUs are redeemable in cash equal to the market value of vested RSUs, in Common Shares equal to the number of vested RSUs or in any combination of cash or Common Shares, at the sole discretion of the Board.

8.	With respect to restricted Common Shares granted under the RSU/RS Plan:

(a)

unless otherwise specified by the Board to be a shorter period, the restricted period in respect of any restricted Common Share shall commence on the date of the grant of such restricted Common Share and shall continue until December 31 of the third year following the calendar year in which such restricted Common Share was granted; and

	(b)	upon the vesting of a designated participant’s restricted Common Shares, such restricted Common Shares become unrestricted and are no longer subject to the terms of the RSU/RS Plan.

9.

Subject to the restrictions noted in paragraph 11 below, and to TSX and other regulatory approval, where required, the Board may amend the terms of the RSU/RS Plan or any RSU or restricted Common Share without Shareholder approval, including in the following circumstances, provided that no such amendment or revision may materially decrease the rights or benefits accruing or materially increase the obligations of a designated participant without the consent of such designated participant:

	(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)

to correct any defect, supply any information or reconcile any inconsistency in the RSU/RS Plan in such a manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the RSU/RS Plan;

	(c)	in the case of any granted RSU or restricted Common Share, amend, including the acceleration of, the vesting provisions, the target milestones, the performance period or the restricted period;

	(d)	in the case of any granted RSU or restricted Common Share, substitute another award for the same or different type or make such adjustments contemplated under the RSU/RS Plan;

	(e)	amend the eligibility requirements of designated participants which would have the potential of broadening or increasing insider participation; and

	(f)	amendments to reflect any changes in requirements of any regulatory authority or stock exchange to which the Corporation is subject.

10.	Subject to TSX and other regulatory approval, where required, the Board may, from time to time, suspend or terminate the RSU/RS Plan in whole or in part.

11.	Shareholder approval is required to amend the RSU/RS Plan to:

	(a)	increase the number of Common Shares reserved for issuance under the RSU/RS Plan; or

(b)

amend RSUs granted under the RSU/RS Plan to extend the performance period beyond the original expiration date for the benefit of insiders of the Corporation, except in circumstances where the Corporation has imposed a trading black-out, as described in paragraph 13.

12.

The RSUs and restricted Common Shares are not transferable or assignable other than by testament or pursuant to the laws of succession, except that the designated participant may, subject to Board approval, assign RSUs or restricted Common Shares granted under the RSU/RS Plan to a trustee, custodian or administrator acting on behalf of or for the benefit of the designated participant, a personal holding corporation, partnership, trust or other entity controlled by the designated participant or a registered retirement income fund or registered retirement savings plan of the designated participant.

13.

If a performance period ends or a restricted period expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the RSU/RS Plan, the performance period shall end or the restricted period shall expire, as applicable, 10 business days after the trading black-out period is lifted by the Corporation.

14.	No financial assistance is available to designated participants under the RSU/RS Plan.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total Shareholder return for Cdn$100 invested in the Corporation’s Common Shares on December 31, 2008 against the cumulative total shareholder return of the ISC Index, TSX Global Mining & Metals Index and the S&P/TSX Composite Index for the five most recently completed financial years of the Corporation.

Over the course of the last five years, the Corporation has successfully advanced its Rosemont project through to the completion of an updated feasibility study in July 2012. During this period, the Corporation continued to work on completing the permitting process. The Corporation’s goal is to receive a Final Record of Decision by the end of the second quarter of 2014 in order to start construction at the Rosemont project in the second half of 2014. To achieve this goal, the Corporation has hired during such period additional staff, both at the executive and operational levels to meet the construction time line. Also during this period, the Corporation has had to maintain competitive compensation for its NEOs for motivation and retention purposes through the permitting process. Since 2009, the trading price of the Common Shares has increased 280%. The Corporation’s annual cash compensation has generally increased with the rate of inflation except for 2011 when the NEOs’ salaries were adjusted based on a compensation survey conducted by an independent compensation firm after a three year freeze on salaries (over 2008, 2009 and 2010). Equity compensation is not included in this assessment as the number of equity and option based awards granted to the NEOs are only exercisable on meeting certain performance or time based targets and the realized value to the NEO is not determinable until such time the awards are either redeemed, exercised or expired.

Summary Compensation Table

The following table sets forth compensation awarded, earned or paid to the NEOs for the three most recently completed financial years:

Name and principal position	Year	Salary(1) (US$)	Share- based awards(2) (US$)	Option- based awards(3) (US$)	Non-equity incentive plan compensation		Pension value (US$)	All other compen -sation(5) (US$)	Total compensation (US$)
					Annual incentive plans(4) (US$)	Long- term incentive plans
Gilmour Clausen(5) President and CEO	2013 2012 2011	$353,800 $347,000 $338,340	$130,828 $136,788 $415,871	$424,325 $298,173 $915,517	$191,789 $228,087 $211,055	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$1,100,742 $1,010,048 $1,880,783
Richard W. Warke(5)(6) Executive Chairman	2013 2012 2011	$272,852 $275,500 $268,594	$91,580 $91,192 $277,248	$297,027 $198,192 $610,345	$145,430 $172,863 $169,450	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$806,889 $737,747 $1,325,637
Joseph Longpré Senior VP and CFO	2013 2012 2011	$236,916 $155,455 N/A	$65,414 $92,602 N/A	$169,730 $233,285 N/A	$82,598 $64,902 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$554,658 $546,244 N/A
Rodney O. Pace Executive VP and COO	2013 2012 2011	$245,820 $240,000 $230,840	$78,497 $75,993 $231,040	$254,595 $149,087 $482,758	$103,552 $118,950 $105,163	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$682,464 $584,030 $1,049,801
James A. Sturgess Senior VP Corporate Development and Government Affairs	2013 2012 2011	$234,342 $229,500 $220,833	$65,414 $60,795 $184,832	$169,730 $124,239 $381,465	$70,048 $75,927 $65,815	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$539,534 $490,461 $852,945

(1)

Salary amounts for Mr. Warke were paid in Canadian dollars (CAD). For the purposes of this table, his figures were converted to USD using the following conversion for the years indicated: 2013 annual average CAD/UD exchange rate of $1.0299, 2012 annual average CAD/USD exchange rate of $1.00, 2011 annual average CAD/USD exchange rate of $0.9891.

(2)	Equity based awards include restricted Common Shares or RSUs and are valued based on the five day value weighted average price (“VWAP”) of the Common Shares on the TSX at the date of the grant.
(3)

The Corporation uses the Black-Scholes Option Pricing Model which is the industry standard for valuing options. The following assumptions were used to value the 2013 grants: expected life of 4 ½ years; annualized volatility of 88.477%; a risk-free interest rate of 1.297%; 0% forfeiture rate; and no dividend payments.

(4)	Amounts indicated were earned for the year indicated and may be paid out in 2014.
(5)

During 2013, the Corporation did not pay out any perquisites and other personal benefits that are generally not available to all employees or not in the aggregate worth more than CAD$50,000. Messrs. Clausen and Warke are also directors of the Corporation but do not receive compensation for their role as directors.

(6)	Mr. Warke’s salary is paid through a management services company equally owned by the Corporation and other related companies with common directors and officers.

As discussed in footnote (3) above, the value disclosed for Option awards in the Summary Compensation Table set out above was calculated using the Black-Scholes Option Pricing Model based on the assumptions disclosed in the footnote. These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of Options using this methodology is not the same as the simple “in-the-money” value of the Options, which on the date of grant would be $nil. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation.

NEO Employment Agreements

The Corporation has entered into employment agreements with each NEO for an indefinite term. Each agreement provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Compensation Committee), eligibility for a cash bonus, equity grants under the Plans, vacation time and various standard benefits including life, disability, medical, dental and reimbursement of reasonable expenses. In addition the employment agreement for Messrs. Clausen and Warke provide for automobile expenses and for Mr. Warke club membership fees. Under each agreement the NEO is eligible for a cash bonus equal to a percentage of the NEO’s annual base salary in accordance with the Corporation’s compensation plan as approved by the Board. The current Board approved percentages for meeting target performance are listed in the table under the “Statement of Executive Compensation - Compensation Discussion and Analysis”. The actual bonus paid and Options, RSUs or restricted Common Shares granted is subject to Board approval and based on corporate, operational and individual performance. Refer to the Summary Compensation Table under “Statement of Executive Compensation” for compensation paid to, earned by or accrued for each NEO during 2013.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financing year.

Name	Option-based Awards(1)					Share-based Awards(1)
	Number of Common Shares underlying unexercised Options		Option exercise price (CAD$)	Option expiration Date	Value of unexercised in-the- money Options(2) (CAD$)	Number of restricted Common Shares or RSUs that have not vested (#)	Market or payout value of share-based awards that have not vested(3) (CAD$)
	Unvested	Vested
Gilmour Clausen President and CEO	250,000 100,000 180,000 0	0 50,000 120,000 160,000	$2.62 $3.03 $4.45 $4.25	Mar. 26,2018 Jan. 30, 2017 Feb. 10, 2016 Sep. 11, 2018	$0 $0 $0 $0	50,000 30,000 90,000 N/A	$75,500 $45,300 $135,900 N/A
Richard W. Warke Executive Chairman	175,000 66,667 120,000 0 0	0 33,333 80,000 130,000 130,000	$2.62 $3.03 $4.45 $0.68 $4.25	Mar. 26,2018 Jan. 30, 2017 Feb. 10, 2016 Jan. 28, 2014 Sep.11, 2018	$0 $0 $0 $107,900 $0	35,000 20,000 60,000 N/A N/A	$52,850 $30,200 $90,600 N/A N/A
Joseph Longpré Senior VP and CFO	100,000 100,000	0 50,000	$2.62 $2.36	Mar. 26,2018 May 7, 2017	$0 $0	25,000 13,334	$37,750 $20,134
Rodney O. Pace Executive VP and COO	150,000 50,000 90,000 0	0 25,000 60,000 80,000	$2.62 $3.03 $4.45 $0.68	Mar. 26,2018 Jan. 30, 2017 Feb. 10, 2016 Jan. 28, 2014	$0 $0 $0 $66,400	30,000 16,667 50,000 N/A	$45,300 $25,167 $75,500 N/A
James A. Sturgess	100,000	0	$2.62	Mar. 26,2018	$0	25,000	$37,750
Senior VP Corporate	41,667	20,833	$3.03	Jan. 30, 2017	$0	13,334	$20,134
Development and Government	75,000	50,000	$4.45	Feb. 10, 2016	$0	40,000	$60,400
Affairs	0	100,000	$0.68	Jan. 28, 2014	$83,000	N/A	N/A
	0	100,000	$4.25	Sep.11, 2018	$0	N/A	N/A

(1)	On December 31, 2013 the closing price of the Common Shares on the TSX was CAD$1.51.
(2)	Value is calculated on vested Options at December 31, 2013.
(3)	Value is calculated on non-vested restricted Common Shares and RSUs at December 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if option-based awards had been exercised on the vesting date by taking the difference between the market price of the Common Shares and the exercise price of the Options under the option-based award on the vesting date:

Name	Option-based awards – Value vested during the year (1) (US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Gilmour Clausen President and CEO	Nil	$241,350	$241,350
Richard W. Warke Executive Chairman	$101,448	$163,266	$264,714
Joseph Longpré Senior VP and CFO	Nil	$54,423	$54,423
Rodney O. Pace Executive VP and COO	$62,429	$137,239	$199,668
James A. Sturgess Senior VP Corporate Development and Government Affairs	$78,037	$111,211	$189,248

(1)

Represents the value of Options vested in the fiscal year ended December 31, 2013 calculated as if Options had been exercised on their vest date based on market price on the vest date of the Options less the exercise price.

During 2013, 160,000 Options at an exercise price of CAD$0.68 were exercised by Gilmour Clausen as they were nearing the end of the five-year term.

Pension Plan Benefits

The Corporation does not provide retirement benefits for its directors or executive officers.

Termination and Change of Control Benefits

The following describes the arrangements in place as at December 31, 2013 with respect to remuneration payable to each NEO in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control. Capitalized terms not otherwise defined herein shall have the meanings ascribed in the respective employment agreements:

1.

In the event of termination by the Corporation without cause or by the employee for good reason, the Corporation shall pay, at the time of such termination, a lump sum cash amount to each NEO as follows:

Gilmour Clausen President and CEO	Three (3) times the annual salary in effect immediately preceding such termination and three (3) times the target bonus that would be payable based on such annual salary.
Richard W. Warke Executive Chairman	Two (2) times the annual salary in effect immediately preceding such termination and two (2) times the target bonus that would be payable based on such annual salary.
Joseph Longpré Senior VP and CFO	Two (2) times the annual salary in effect immediately preceding such termination and two (2) times the target bonus that would be payable based on such annual salary.
Rodney O. Pace Executive VP and COO	One and one-half (1.5) times the annual salary in effect immediately preceding such termination and one-half (1.5) times the target bonus that would be payable based on such annual salary.
James A. Sturgess Senior VP Corporate Development and Government Affairs	One and one-half (1.5) times the annual salary in effect immediately preceding such termination and one-half (1.5) times the target bonus that would be payable based on such annual salary.

In addition, all non-vested securities under the Plans granted to the NEO shall immediately and fully vest on the effective date of such termination and be redeemable or exercisable for 90 days thereafter.

2.

In the event that the NEO should resign for any reason or the Corporation should terminate his employment without cause within six (6) months after a change of control (in the case of Messrs. Warke and Longpré) or before the earlier of (i) the last day of the six (6) month period after such change of control or (ii) February 1 of the year following the calendar year of such change of control (in the case of Messrs. Clausen, Pace and Sturgess, the Corporation shall compensate the NEO with a lump sum cash amount as follows:

Gilmour Clausen President and CEO	Four (4) times the annual salary in effect immediately preceding such termination and four (4) times the target bonus that would be payable based on such annual salary.
Richard W. Warke Executive Chairman	Three (3) times the annual salary in effect immediately preceding such termination and three (3) times the target bonus that would be payable based on such annual salary.
Joseph Longpré Senior VP and CFO	Two (2) times the annual salary in effect immediately preceding such termination and two (2) times the target bonus that would be payable based on such annual salary.
Rodney O. Pace Executive VP and COO	One and one-half (1.5) times the annual salary in effect immediately preceding such termination and one-half (1.5) times the target bonus that would be payable based on such annual salary.
James A. Sturgess Senior VP Corporate Development and Government Affairs	One and one-half (1.5) times the annual salary in effect immediately preceding such termination and one-half (1.5) times the target bonus that would be payable based on such annual salary.

In addition, all non-vested securities under the Plans granted to the NEO shall immediately and fully vest on the effective date of such termination and be redeemable or exercisable for 90 days thereafter.

Estimated Payment on Termination without Cause or by NEO for Good Reason

The following table provides detail regarding the estimated incremental payments from the Corporation to each NEO on termination without cause or by the NEO for good reason, assuming a triggering event occurred on December 31, 2013.

	Multiple	Base Salary(1) (US$)	Bonus(1) (2) (US$)	Equity(1) (3) (US$)	Total (US$)
Gilmour Clausen President and CEO	3	$1,064,880	$692,172	$241,350	$1,998,402
Richard W. Warke Executive Chairman	2	$528,413	$317,048	$163,266	$1,008,727
Joseph Longpré Senior VP and CFO	2	$460,323	$184,129	$54,423	$698,825
Rodney O. Pace Executive VP and COO	1.5	$368,730	$184,365	$137,239	$690,334
James A. Sturgess Senior VP Corporate Development and Government Affairs	1.5	$352,665	$123,433	$111,211	$587,309

(1)	Values converted from CAD to USD based on the noon exchange rate reported by the Bank of Canada on December 31, 2013 of $1.0636.
(2)	Bonus value has been calculated using the 2013 STIP percentages for meeting target performance.
(3)	Equity value is not impacted by the applicable multiple. At December 31, 2013 the closing price of the Common Shares on the TSX was CAD$1.51.

Estimated Payment on a Change of Control

The following table provides details regarding the estimated payments from the Corporation to each NEO on termination on a change of control, assuming a triggering event occurred on December 31, 2013.

	Multiple	Base Salary(1) (US$)	Bonus(1) (2) (US$)	Equity(1) (3) (US$)	Total (US$)
Gilmour Clausen President CEO	4	$1,419,840	$922,896	$241,350	$2,584,086
Richard W. Warke Executive Chairman	3	$729,619	$515,203	$163,266	$1,471,088
Joseph Longpré Senior VP and CFO	2	$460,323	$184,129	$54,423	$698,875
Rodney O. Pace Executive VP and COO	1.5	$368,730	$184,365	$137,239	$690,334
James A. Sturgess Senior VP Corporate Development and Government Affairs	1.5	$352,665	$123,433	$111,211	$587,309

(1)	Values converted from CAD to USD based on the noon exchange rate reported by the Bank of Canada on December 31, 2013 of $1.0636.
(2)	Bonus value has been calculated using the 2013 STIP percentages for meeting target performance.
(3)	Equity value is not impacted by the applicable multiple. At December 31, 2013 the closing price of the Common Shares on the TSX was CAD$1.51.

Director Compensation

In early 2011, Augusta’s director and Board committee member fees for non-management directors were adjusted and brought in line with market following an analysis completed by 3XCD. Since then, the fees have been maintained including for 2013 as follows:

Non-Management Board Member	CAD$
Annual base compensation per Board member	$25,000/annum
Board meeting attendance (per meeting basis)	$600/meeting
Audit Committee Chair	$5,000/annum
Compensation Committee Chair	$3,000/annum
Nominating and Corporate Governance Committee Chair	$3,000/annum
Lead Director	$12,500/annum
Committee Member Compensation	$1,500/annum

The following table provides details regarding all amounts of compensation paid to each non-management director of the Corporation during the most recently completed financial year.

Director Name	Directors Fees earned (US$)	Share- based awards(1) (US$)	Option- based awards(2) (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensati on (US$)	Total (US$)(3)
Timothy C. Baker	$32,430	$52,331	$84,865	N/A	N/A	N/A	$169,626
Lenard F. Boggio(4)	$16,895	-	$122,993	N/A	N/A	N/A	$139,888
John R. Brodie(5)	$5,098	-	-	N/A	N/A	N/A	$5,098
W. Durand (Randy) Eppler	$35,893	$52,331	$84,865	N/A	N/A	N/A	$173,089
Christopher M.H. Jennings(6)	$41,946	$52,331	$84,865	N/A	N/A	N/A	$179,142
Robert P. Pirooz	$30,707	$52,331	$84,865	N/A	N/A	N/A	$167,903
Robert P. Wares	$31,848	$52,331	$84,865	N/A	N/A	N/A	$169,044

(1)

Share based awards include restricted Common Shares or RSUs and are valued using a five day VWAP at the date of grant. This also reflects the value vested as these awards vested on the date of the grant.

(2)

The Corporation uses Black-Scholes Option Pricing Model which is the industry standard for valuing options. The following assumptions were used to value the 2013 grants: expected life of 4 ½ years; annualized volatility of 88.477%; a risk-free interest rate of 1.297%; 0% forfeiture rate; and no dividend payments.

(3)	For the purposes of this table the conversion rate applied was the 2013 annual average CAD/US exchange rate of $1.0299.
(4)	Mr. Boggio was appointed as a Director on June 26, 2013.
(5)	Mr. Brodie passed away on February 24, 2013.
(6)	Includes fee for service as the Lead Director.

As discussed in footnote (2) in the table above, the value disclosed for option based awards was calculated using the Black-Scholes Option Pricing Model based on the assumptions disclosed in the footnote. These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of Options using this methodology is not the same as the simple “in-the-money” value of the Options, which on the date of grant would be $nil. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation.

All reasonable expenses incurred by a director in attending Board meetings, committee meetings or Shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Corporation’s business or in the discharge of his duties as a director are paid by the Corporation.

Directors’ Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each non-management director of the Corporation, all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financial year.

Name	Option-based Awards					Share-based Awards(2) (4)
	Number of securities underlying unexercised Options(1) (#)		Option exercise price (CAD$)	Option expiration Date	Value of unexercised in-the- money options(2) (3) (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)
	Unvested	Vested
Timothy C. Baker	25,000	25,000	$2.62	Mar. 26, 2018	$0	10,000	$15,100
	0	37,500	$3.03	Jan. 30, 2017	$0	20,000	$30,200
	0	50,000	$4.45	Feb. 10, 2016	$0	N/A	N/A
	0	100,000	$4.25	Sep.11, 2018	$0	N/A	N/A
Lenard F. Boggio	50,000	50,000	$2.16	Jun. 26, 2018	$0	N/A	N/A
John R. Brodie	0	37,500	$3.03	Jan. 30, 2017	$0	N/A	N/A
	0	100,000	$3.94	Jun. 13, 2016	$0	N/A	N/A
W. Durand (Randy) Eppler	25,000	25,000	$2.62	Mar. 26, 2018	$0	10,000	$15,100
	0	37,500	$3.03	Jan. 30, 2017	$0	20,000	$30,200
	0	50,000	$4.45	Feb. 10, 2016	$0	N/A	N/A
	0	65,000	$0.68	Jan. 28, 2014	$53,950	N/A	N/A
	0	65,000	$4.25	Sep. 11, 2018	$0	N/A	N/A
Christopher M.H. Jennings	25,000	25,000	$2.62	Mar. 26, 2018	$0	10,000	$15,100
	0	37,500	$3.03	Jan. 30, 2017	$0	20,000	$30,200
	0	50,000	$4.45	Feb. 10, 2016	$0	N/A	N/A
	0	65,000	$0.68	Jan. 28, 2014	$53,950	N/A	N/A
	0	65,000	$4.25	Sep. 11, 2018	$0	N/A	N/A
Robert P. Pirooz	25,000	25,000	$2.62	Mar. 26, 2018	$0	10,000	$15,100
	0	100,000	$2.75	Nov. 9, 2017	$0	N/A	N/A
Robert P. Wares	25,000	25,000	$2.62	Mar. 26, 2018	$0	10,000	$15,100
	0	37,500	$3.03	Jan. 30, 2017	$0	N/A	N/A
	0	65,000	$0.68	Jan. 28, 2014	$53,950	N/A	N/A
	0	65,000	$4.25	Sep. 11, 2018	$0	N/A	N/A

(1)	Options granted to independent directors may or may not vest immediately.
(2)	On December 31, 2013 the closing price of the Common Shares on the TSX was CAD$1.51.
(3)	Value is calculated for vested Options as at December 31, 2013.
(4)	Value is calculated for non-vested restricted Common Shares and RSUs as at December 31, 2013.

During 2013, 65,000 Options at an exercise price of CAD$0.68 per Common Share were exercised by Timothy C. Baker as they were nearing the end of their five year term.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2013 concerning the Corporation’s Option Plan and RSU/RS Plan described under “Mid-Term to Long-Term Incentive Compensation”:

Plan Category	Number of Common Shares to be issued upon exercise of Options or redemption of RSUs	Weighted-average exercise price of outstanding Options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders (Option Plan)	6,933,168 (1)	CAD$3.14	7,207,109(2)
Equity compensation plans approved by securityholders (RSU/RS Plan)(3)	315,001	N/A

(1)	Of these Options, 4,246,985 were exercisable as at December 31, 2013.
(2)

Based on 10% of the issued and outstanding Common Shares as at December 31, 2013, less Options and RSUs outstanding as at December 31, 2013. This aggregate number of Common Shares will be available for issue under all security based compensation plans of the Corporation.

(3)

RSUs or restricted Common Shares may be issued under the RSU/RS Plan. As at December 31, 2013, the Corporation had 505,001 restricted Common Shares issued and 315,001 RSUs outstanding containing vesting provisions.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that good corporate governance is important to the effective performance of the Corporation and plays a significant role in protecting Shareholders’ interests and maximizing Shareholder value.

The Corporation’s corporate governance practices are compared with the National Instrument 58-101- Disclosure of Corporate Governance Practices (“NI 58-101”) guidelines for effective corporate governance below. Where a company’s corporate governance system differs from the guidelines, each difference and the reason for the difference is required to be disclosed.

Board of Directors

The Board of Directors is currently comprised of eight directors, six of which are “independent directors” in accordance with National Instrument 52-110 – Audit Committees. Director’s that are not employees of the Corporation, that are independent of the Corporation’s management and have no direct or indirect material relationships with the Corporation are considered independent (the “Independent Directors”). At December 31, 2013, the Corporation had eight directors of which the following six were Independent Directors: Timothy C. Baker, Lenard F. Boggio, W. Durand (Randy) Eppler, Christopher M. H. Jennings, Robert P. Pirooz and Robert P. Wares.

Given that six of the eight directors during 2013 were Independent Directors, the Board is considered to have a majority of Independent Directors. In addition, each of the Board’s standing committees - the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee - are comprised solely of Independent Directors. The Board also has a Lead Director, who at December 31, 2013 was Dr. Christopher M.H. Jennings, to ensure the Board functions independent of management and to provide leadership for its Independent Directors.

At the date of this Circular, some of the Corporation’s directors were also directors of other reporting issuers as follows:

Timothy C. Baker	Antofagasta PLC and Golden Star Resources Ltd.
Lenard F. Boggio	Alderon Iron Ore Corp., Great Western Minerals Group Ltd., Laurentian Goldfields Ltd., Polaris Minerals Corporation and Sprott Resource Corp.
Gilmour Clausen	Wildcat Silver Corporation and Plata Latina Minerals Corporation
W. Durand (Randy) Eppler	Vista Gold Corp., Golden Minerals Company, Frontier Mining Ltd. and Plata Latina Minerals Corporation
Christopher M.H. Jennings	North Arrow Minerals Inc.
Robert P. Pirooz	Pan American Silver and Lumina Copper Corp.
Robert P. Wares	Wildcat Silver Corporation, Bowmore Exploration Ltd., Braeval Mining Corp. and Komet Resources Inc.
Richard W. Warke	Wildcat Silver Corporation and Plata Latina Minerals Corporation

The Independent Directors of the Corporation hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. During the year ending December 31, 2013 the Audit Committee held four meetings; the Compensation Committee held three meetings and the Nominating and Corporate Governance Committee Meeting held two meetings.

During 2013, the Board held nine meetings. For purposes of the table below, John Brodie has not been included due to his passing away on February 24, 2013. Following is the attendance record of each director of the Corporation at Board meetings held during 2013:

Timothy C. Baker	attended 9 of 9 Board meetings
Lenard F. Boggio(1)	attended 4 of 4 Board meetings
Gilmour Clausen	attended 9 of 9 Board meetings
W. Durand (Randy) Eppler	attended 8 of 9 Board meetings
Christopher M. H. Jennings	attended 7 of 9 Board meetings
Robert P. Pirooz	attended 9 of 9 Board meetings
Robert P. Wares	attended 8 of 9 Board meetings
Richard W. Warke	attended 8 of 9 Board meetings
(1)	Mr. Boggio was appointed a director of the Corporation on June 26, 2013. Since his appointment there were four meetings held.

Board Mandate

The Board has a formal written mandate which defines its stewardship responsibilities. A copy of the Board Mandate is attached hereto as Schedule “A” to this Circular.

Position Descriptions

The Board has not developed formal written position description for the Executive Chairman, the Chairman of each standing committee of the Board or the CEO. All members of the Board are or have been directors or officers of other reporting issuers and are therefore knowledgeable and experienced in their capacity as such and the role designated for them. Informal discussions occur at the Board level with respect to responsibilities of the Executive Chairman, the Chairman of each Board committee and the CEO.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings as applicable either by telephone conference or in person when possible.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for the process. To facilitate ongoing education of its directors, the Corporation supports training or education in areas relating to their role as a director of the Corporation; the Corporation arranges visits by directors to the Corporation’s facilities and operations; and encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Nominating and Corporate Governance Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Ethics Officer or the Chairman of the Audit Committee or other designated person. A copy of the Code may be accessed under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.augustaresource.com.

The Board ensures that directors, officers and employees are familiar with the Code to ensure that they exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To encourage and promote a culture of ethical business conduct, the Board has adopted a Disclosure and Share Trading Policy and a Whistleblower Policy. Both of these policies are available on the Corporation’s website at www.augustaresource.com. In addition, the Board requests from management periodic reports relating to any fraud or unethical behavior.

Nominating of Directors

The process by which the Board anticipates that it will identify new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Nominating and Corporate Governance Committee must formally review and considers the background, expertise, qualifications and skill sets to the needs of the Corporation and recommend the appointment of the potential candidate to the Board as a whole.

All members of the Nominating and Corporate Governance committee are outside, non-management and independent directors in accordance with Corporate Governance Disclosure Rules and NYSE MKT rules. The Nominating and Corporate Governance Committee has been established by the Board to: (a) identify individuals qualified to become directors of the Corporation; (b) to assess and report on the effectiveness of the Board and any committees thereof; and (c) develop and recommend to the Board a set of corporate governance policies and principles applicable to the Corporation in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

Compensation

The process by which the Board determines the compensation for the Corporation’s directors and officers is through the Corporation’s Compensation Plan and the recommendation of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Corporation’s directors and officers. The Compensation Committee is comprised entirely of Independent Directors in accordance with NI 58-101 and the corporate governance rules established by the TSX and NYSE MKT. The Compensation Committee has been established by the Board to review and recommend compensation policies and programs to the Corporation including equity grants and bonuses as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals.

Other Board Committees

The Board currently has the following standing committees, which are each comprised entirely of Independent Directors: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. All of the existing committees are independent of management and report directly to the Board. The purpose of the Audit Committee is to assist the Board’s oversight of the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function. Further information regarding the Audit Committee is contained in the Corporation’s annual information form (the “AIF”) dated March 31, 2014 under the heading “Audit Committee Information” and a copy of the Audit Committee charter is attached to the AIF as Appendix I. The AIF is available under the Corporation’s profile on SEDAR at www.sedar.com. The purpose of both the Compensation Committee and the Nominating and Corporate Governance Committee has been described above.

In addition, the Board has formed an Option Committee to enable the granting of Options to new hires and existing employees that are not directors and officers of the Corporation. The members of the Option Committee are Richard W. Warke and Gilmour Clausen. The Board may authorize the allocation of a certain number of options (the “Allocated Options”) on an annual basis to the Option Committee on recommendation of management or the Compensation Committee. Once the Allocated Options have been granted the Option Committee must obtain Board approval on any further grants.

Assessment

The Nominating and Corporate Governance Committee annually makes assessments of the Board and its standing committees. Rotations were made during 2011 in respect of the committee members on each of the Board’s standing committees. The changes were viewed as a positive development in achieving the necessary skills and experience on each standing committee and therefore no rotation was made in 2013. A formal process for evaluating the Board, its standing committees and individual directors was implemented during 2013 by way of individual committee and Board surveys. Committee members responded favorably in respect of all questions surveyed in connection with the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee and comments received indicate that each of the standing committees were performing well within their mandate and were well supported by management. The overall feedback from the Board survey was also positive, concluding that the Board was operating within its mandate and has the necessary skills or experience required to oversee the business of the Corporation. Also, it was felt that the current size and constitution of the Board allows for informal discussions regarding contribution of each director. Each individual director is significantly qualified through their current or previous positions to fulfill their duties as a Board member and serve on the designated committees. The Executive Chairman and the CEO are assessed annually on their individual performance throughout the year and their ability to execute and follow the corporate strategy. The Executive Chairman and the CEO are assessed first by the Compensation Committee and then by the Board as a whole.

Each Board member makes an effort to fully participate in each Board meeting as is reflected by their attendance record and are canvassed for their input when making Board decisions.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Corporation’s past fiscal year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either of such cases has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote upon such matters in accordance with their best judgement.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2015 annual meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before January 8, 2015, to be considered for inclusion in the management proxy circular for the 2015 annual meeting of the Shareholders. It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of common shares.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation’s audited consolidated financial statements and the accompanying management’s discussion and analysis for the financial year ended December 31, 2013. Shareholders wishing to obtain a copy of the Corporation’s audited consolidated financial statements and accompanying management’s discussion and analysis may contact the Corporation at the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 555 – 999 Canada Place	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3E1

Dated as of April 7, 2014

BY ORDER OF THE BOARD OF DIRECTORS
“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO

SCHEDULE A

AUGUSTA RESOURCE CORPORATION
(the “Company”)

BOARD OF DIRECTORS
MANDATE

1. ROLE AND RESPONSIBILITIES

1.1 The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business. The Board shall meet as frequently as may be required to fulfil these responsibilities, and at least once per quarter.

1.2 The Board is responsible for the review of the Company’s strategic business plan proposed by management, and to adopt the plan with such changes as the Board deems appropriate. The plan and discussion should take into account, among other things, the opportunities and risks of the business.

1.3 The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

1.4 The Board is responsible for ensuring that management has undertaken identification of the principal risks of the Company’s business and is overseeing the implementation of appropriate systems to manage these risks.

1.5 The Board is responsible for satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

1.6 The Board is responsible for overseeing and approving the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.

1.7 The Board is responsible for ensuring the integrity of the Company’s internal control and management information systems.

1.8 The Board is responsible for acting in accordance with all applicable laws, the Company’s constating documents and the Company’s Code of Business Conduct and Ethics.

1.9 The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Canada Business Corporations Act, the NYSE MKT, the United States Securities and Exchange Commission, the British Columbia Securities Commission and The Toronto Stock Exchange. In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)

(i) disclose to the Company, in writing, the nature and extent of any interest that the director has in a material contract or material transaction (a “disclosable interest”), whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

	(ii)	such director shall refrain from voting on any resolution to approve such contract or transaction unless all directors have a disclosable interest.

1.10 The Board has the authority to establish committees and appoint directors to be members of these committees. The Board may not delegate to such committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; or

(j)	adopt, amend or repeal articles.

1.11 The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Nominating and Corporate Governance Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Nominating and Corporate Governance Committee is to:

	(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

	(ii)	establish procedures for identifying, evaluating and recommending prospective new nominees to the Board and leading the candidate selection process;

	(iii)	develop and implement orientation procedures for new directors;

	(iv)	recommend the appointment of committee members to the Board’s standing committees;

	(v)	assess the effectiveness of directors, the Board and the various committees of the Board;

	(vi)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

	(vii)	establish a plan of succession including in respect of the CEO;

(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

	(i)	establish a remuneration and benefits plan for the directors and officers of the Company;

	(ii)	review the adequacy and form of compensation of the directors and officers of the Company;

	(iii)	setting objectives and undertaking the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

	(iv)	make recommendations to the Board.

(d)

the Option Committee, shall consist of not less than two directors. The role of the Option Committee is to review and assess the adequacy of stock based compensation and authorize and approve the granting of stock options to newly hired employees and existing employees of the Company that are not directors or officers of the Company in accordance with applicable securities laws and applicable stock exchange rules.

1.12 The independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

2. COMPOSITION

2.1 From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.2 The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

2.3 If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include at least one director who does not have interests in or relationships with either the Company or the significant shareholder and who fairly reflect the investment in the Company by shareholders other than the significant shareholder.

2.4 The Board should, as a whole, have the following competencies and skills:

(a)	technical and operating knowledge of the mining industry;

(b)	knowledge of current corporate governance guidelines; and

(c)	financial and accounting expertise.

3. PROCEDURES TO ENSURE EFFECTIVE OPERATION

3.1 The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2 If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.3 The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

3.4 An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Nominating and Corporate Governance Committee.

3.5 The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

3.6 The Board shall institute procedures for receiving shareholder feedback.

3.7 The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

3.8 The non-management directors shall meet at least once yearly without any member of management being present.

3.9 The Board sets appropriate limits on management’s authority and has in place an Authorization Policy. In addition, the following decisions require the approval of the Board or one of its committees:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) consolidated financial statements;

(b)	the approval of the consolidated annual budget;

(c)	any equity or debt financing of the Company, other than debt incurred in the ordinary course of business such as trade payables;

(d)	the creation of subsidiaries for the Company;

(e)	the creation of new Company bank accounts;

(f)	payment of dividends by the Company;

(g)	proxy solicitation material for the Company;

(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(i)	the appointment of members on any committee of the Board of the Company;

(j)	the appointment or discharge of any senior officer of the Company;

(k)	entering into employment contracts with any senior officers of the Company;

(l)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business for the Company or its subsidiaries (the “Consolidated Group”);

(m)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business within the Consolidated Group;

(n)	any material change to the business of the Consolidated Group; and

(o)	initiating or defending any law suits or other legal actions for the Consolidated Group.

3.10 The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop a position description for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

Adopted by the Board of Directors
on May 17, 2013

SCHEDULE B

SUMMARY OF SHAREHOLDER RIGHTS PLAN

The following is a summary of the principal terms and conditions of the Shareholder Rights Plan, which summary is qualified in its entirety by reference to the full terms and conditions of the Shareholder Rights Plan. A copy of the Shareholder Rights Plan is available under Augusta’s profile on SEDAR at www.sedar.com.

Term

The Shareholder Rights Plan came into effect at 8:00 a.m. (Toronto time) on April 19, 2013 and is currently scheduled to expire immediately following the second annual meeting of Shareholders occurring after the Meeting.

Issue of SRP Rights

The Board of Directors authorised the issuance of one SRP Right in respect of each outstanding Common Share as of 5:00 p.m. (Vancouver time) on April 30, 2013. One SRP Right will also be issued and will attach to each Common Share issued thereafter, until the earlier of the Separation Time (as defined below) and the expiration or termination of the Shareholder Rights Plan.

Exercise of SRP Rights

The SRP Rights will separate from the Common Shares to which they are attached and become exercisable at the close of business on the second trading day after the earlier of: (a) the first public announcement or the date that Augusta first becomes aware of facts indicating that a person has acquired beneficial ownership of 15% or more of the Common Shares; (b) the commencement of, or first public announcement of the intent of any person to commence, a take-over bid which would result in such person beneficially owning 15% or more of the Common Shares; (c) the date upon which a Permitted Bid or Competing Permitted Bid (as defined below) ceases to qualify as such; or (d) in the case of (a), (b) and (c) above, such later time as the Board of Directors may determine in its sole discretion (in any such case, the “Separation Time”). Subject to adjustment as provided in the Shareholder Rights Plan, following the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each SRP Right may be exercised to purchase one Common Share at an exercise price of $15.00. The Board of Directors has deferred the Separation Time in respect of the HudBay Offer, which is not a Permitted Bid under the Shareholder Rights Plan.

Flip-In Event and Exchange Option

The acquisition by an Acquiring Person (as defined below) of 15% or more of the Common Shares, other than by way of a Permitted Bid or a Competing Permitted Bid, is referred to as a “Flip-in Event”. Upon the occurrence of a Flip-in Event and following two trading days after the first public announcement or the date that Augusta first becomes aware of facts indicating that a person has become an Acquiring Person, each SRP Right (other than a SRP Right beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees) may be exercised to purchase that number of Common Shares which have an aggregate Market Price (as defined in the Shareholder Rights Plan) on the date of the Flip-in Event equal to two times the exercise price of the SRP Rights, subject to adjustment as provided in the Shareholder Rights Plan. SRP Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

Impact Once Shareholder Rights Plan is Triggered

By permitting holders of SRP Rights (other than SRP Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees) to acquire Common Shares at a discount to the market value, the SRP Rights may cause substantial dilution to a person or group that becomes an Acquiring Person other than by way of a Permitted Bid or a Competing Permitted Bid (as defined below) or other than in circumstances where the SRP Rights are redeemed or the Board of Directors waives the application of the Shareholder Rights Plan.

Certificates and Transferability

Prior to the Separation Time, certificates for Common Shares will also evidence one SRP Right for each Common Share represented by the certificate. Certificates for Common Shares issued after April 30, 2013 will bear a legend to this effect.

Prior to the Separation Time, SRP Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the SRP Rights will be evidenced by SRP Rights certificates which will be transferable and trade separately from the Common Shares.

Permitted Bids and Competing Permitted Bids

The Shareholder Rights Plan will not be triggered by a Permitted Bid or a Competing Permitted Bid.

A “Permitted Bid” is a take-over bid that complies with the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all Shareholders for all Common Shares held by them;

(c)

the take-over bid must be outstanding for at least 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up before the expiry of the 60-day period and if at such time more than 50% of the Common Shares held by the Shareholders, other than the bidder, its associates, affiliates and persons acting jointly or in concert and certain other persons, have been tendered to the take-over bid and not withdrawn;

(d)

Common Shares may be deposited under the take-over bid any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares deposited under the take-over bid may be withdrawn until taken up and paid for; and

(e)

if, on the date on which Common Shares may be taken up and paid for by the bidder, more than 50% of the Common Shares held by the Shareholders, other than the bidder, its associates, affiliates and persons acting jointly or in concert and certain other persons, have been tendered to the take-over bid, the bidder must make a public announcement to that effect and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a “Competing Permitted Bid” to be made while a Permitted Bid or another Competing Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except for the requirement set out in clause (c) of the preceding paragraph such that it may expire on the same date as the Permitted Bid, subject to the requirement that it remain open until the later of 35 days (or such longer period as prescribed by the Securities Act (British Columbia)) after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid or other Competing Permitted Bid then in existence was made.

Acquiring Person

In general, an Acquiring Person is a person who beneficially owns 15% or more of the outstanding Common Shares. Excluded from the definition of “Acquiring Person” are Augusta and its subsidiaries, and any person who becomes the beneficial owner of 15% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemptions by Augusta of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition (as each such term is defined in the Shareholder Rights Plan). Additionally, the Shareholder Rights Plan provides that a person (a “Grandfathered Person”) who was the beneficial owner of 15% or more of the outstanding Common Shares as at 5:00 p.m. (Vancouver time) on April 30, 2013 shall not be an Acquiring Person unless that person becomes the beneficial owner of any additional Common Shares thereafter. HudBay is a Grandfathered Person under the Shareholder Rights Plan.

Waiver

The Board of Directors may at any time waive the application of the Shareholder Rights Plan to a Flip-in Event that may occur by reason of a person becoming an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; provided, however, that such Acquiring Person has reduced its beneficial ownership of Common Shares such that at the time of the granting of the waiver, it is no longer an Acquiring Person.

The Board of Directors may also, upon written notice to the SRP Rights Agent, waive the application of the Shareholder Rights Plan to a Flip-in Event (whether prior to or after the occurrence of such Flip-in Event) that has occurred or would occur by reason of a take-over bid made by means of a take-over bid circular sent to all Shareholders. However, if the Board of Directors waives the application of the Shareholder Rights Plan to such Flip-in Event, the Board of Directors shall be deemed to have waived the application of the Shareholder Rights Plan in respect of any other Flip-in Event occurring by reason of any take-over bid made prior to the expiry, termination or withdrawal of a bid for which a waiver is, or is deemed to have been, granted.

In addition, upon written notice to the SRP Rights Agent, the Board of Directors may waive the application of the Shareholder Rights Plan to a Flip-in Event (whether prior to or after the occurrence of such Flip-in Event) that has occurred or would occur by reason of an acquisition of Common Shares otherwise than by reason of a person becoming an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person or pursuant to a take-over bid made by means of a take-over bid circular sent to Shareholders.

Redemption of SRP Rights

The SRP Rights may be redeemed by the Board of Directors at a redemption price of $0.00001 per SRP Right at any time prior to the occurrence of a Flip-in Event without the prior approval of Shareholders or holders of SRP Rights. However, the Board of Directors will be deemed to have elected to redeem the SRP Rights in the event of the successful completion of a Permitted Bid, Competing Permitted Bid or a bid for which the Separation Time has occurred and the Board of Directors has waived the operation of the Shareholder Rights Plan.

Amendment

The Board of Directors may at any time amend the Shareholder Rights Plan without the prior approval of Shareholders or holders of SRP Rights in order to make any changes that the Board of Directors may deem necessary or advisable.